

As filed with the Securities and Exchange Commission on December 20, 2005

File No. ~~24-10116~~ 24-10132

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

BAYHORSE HOLDINGS, LLC

(Exact Name of Issuer as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation or Organization)



2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627
(801) 913-1640
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Office)

Larry F. Manikowski
Vice President & CFO/COO/Secretary and Treasurer
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627
(801) 913-1640
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gregory E. Lindley, Esq.
Holland & Hart LLP
60 E. South Temple, Suite 2000
Salt Lake City, Utah 84111
(801) 595-7800

1311	20-2655443
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I -- NOTIFICATION

Item 1. Significant Parties.

(a) The names and addresses for the managers of Bayhorse Holdings, LLC (the "Company") are as follows:

Name	Business Address	Residential Address
Rodney L. Vaughn	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627	513 South 300 East Apt. B Brigham City, Utah 84302-2952
Larry F. Manikowski	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627

(b) The names and addresses for the officers of the Company are as follows:

Name	Business Address	Residential Address
Rodney L. Vaughn	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627	513 South 300 East Apt. B Brigham City, Utah 84302-2952
Larry F. Manikowski	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627	2558 E. Portsmouth Ave., Salt Lake City, Utah 84121-5627

(c) The Company has no general partners.

(d) The names and addresses for the record owners of 5% or more of any class of the Company's equity securities are as follows:

LLC Membership Interests:

There are currently no owners of any of the Company's LLC Membership Interests, which are being offered hereunder.

(e) The names and addresses for the beneficial owners of 5% or more of the Company's equity securities are as follows:

LLC Membership Interests:

There are currently no owners of any of the Company's LLC Membership Interests, which are being offered hereunder.

(f) The Company names and addresses of the founders of the Company are:

Rodney L. Vaughn
513 South 300 East, Apt. B
Brigham City, Utah 84302

Larry F. Manikowski
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

(g) The affiliates of the Company are the Managers (see Item 1(a)) and Officers (see Item 1(b)). Bayhorse Petroleum, LLC, a Utah limited liability company ("Bayhorse Petroleum"), is managed by the Managers of the Company, and is considered to be an affiliate of the Company.

(h) The name and address of counsel to the issuer with respect to the proposed offering is as follows:

Gregory E. Lindley, Esq.
Holland & Hart, LLP
60 E. South Temple, Suite 2000
Salt Lake City, Utah 84111

(i) The Company is not engaging an underwriter with respect to the offering.

(j) N/A (Underwriter's directors).

(k) N/A (Underwriter's officers).

(l) N/A (Underwriter's general partners).

(m) N/A (Underwriter's counsel).

Item 2. Application of Rule 262.

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

None.

Item 4. Jurisdictions in Which Securities Are to be Offered.

The Company will not offer any securities through any underwriters, dealers or salespersons. Securities will be offered to investors by the managers and officers of the Company in the States of Arizona, California, Colorado, Florida, Hawaii, Idaho, Illinois, Indiana, Iowa, Michigan, Missouri, Nebraska, Nevada, New Jersey, North Dakota, Ohio, Oklahoma, Texas, Utah and Wisconsin via telephone, in-person meetings and through the U.S. Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) No securities of the issuer have been sold.

(b) No securities of the issuer have been sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) Bayhorse Petroleum is offering Membership Interests in Bayhorse Petroleum, not to exceed $2,900,000 (the "Bayhorse Petroleum Membership Interest"), to investors in exchange for ownership in Bayhorse Petroleum. The offering will be made pursuant to Regulation A. Bayhorse Petroleum has previously filed a Regulation A Offering Statement.

Item 6. Other Present or Proposed Offering.

There are no other present or proposed offerings.

Item 7. Marketing Arrangements.

None.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II -- OFFERING CIRCULAR

[The offering circular begins on the next page.]

OFFERING CIRCULAR

$2,000,000 of Membership Interests

BAYHORSE HOLDINGS, LLC

MEMBERSHIP INTERESTS

We are offering Membership Interests in Bayhorse Holdings, LLC, a Utah limited liability company (the "Company"), not to exceed $2,000,000, (the "Membership Interests"), to investors in exchange for ownership of the Company. The minimum purchase for any investor is $10,000, for which the investor will receive a Membership Interest in Bayhorse Holdings equal to the investor's capital contribution divided by the total amount contributed by all investors in this Offering. An investor's Membership Interest percentage will vary depending on the amount of capital contributions. There are no incremental purchase requirements. The mailing address and telephone number of our principal executive offices are 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627 and (801) 913-1640.

Our Membership Interests are not listed on any public market or exchange. The subscription price has been set by the Company's Managers and may not reflect the fair market value of the Interest. The Membership Interests will be sold by Rodney L. Vaughn, a manager of Bayhorse Holdings.

Investing in our Membership Interests involves risks. You should read the "Risk Factors" section beginning on page [6] before investing.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (1)	Proceeds to Bayhorse Holdings, LLC (2)
Total Membership Interest	$2,000,000	$1,880,000
Total...........	$2,000,000	$1,880,000

(1) Before deducting expenses payable by us for the offering estimated at approximately $120,000. The Company has not engaged an underwriter to sell the Interests. As such, no commissions will be paid.
(2) Assumes the sale of $2,000,000 of Membership Interests, after deducting expenses.

There is no minimum offering and subscribers' funds will be immediately deposited in the Company's account for its use. The Company will purchase net profits interests on a continuing basis as Bayhorse Petroleum expands its operations. The funds will be accumulated during the interim into a Bayhorse Holdings account. The approximate date that we will commence sales to the public is the date of this Offering Circular. This offer will terminate on September 30, 2006.

The date of this Offering Circular is December ____, 2005

TABLE OF CONTENTS

ABOUT THIS OFFERING CIRCULAR

You should only rely on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this offering circular. We are offering to sell, and seeking offers to buy, our Membership Interests only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of our Membership Interests.

In this Offering Circular, we frequently use the terms "we" and the "Company" to refer to Bayhorse Holdings, LLC. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 6.

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this Offering Circular. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire Offering Circular and other documents to which we refer herein before making a decision to invest in our Membership Interests, including the risks discussed under the "Risk Factors" section and our financial statements and related notes.

The principal terms of the Offering:

- Offering Membership Interests in the Company not to exceed $2,000,000, to qualified investors in exchange for ownership of the Company.
- As a condition to the Offering, each investor must execute a Subscription Agreement and sign the Operating Agreement.
- The investors in this offering will be entitled to receive all distributions of the Company.
- The Company will use the net proceeds from the offering to purchase a net profits interest in all prospects, to be developed by Bayhorse Petroleum.

OUR COMPANY

Background

The Company, was formed on April 12, 2005, to acquire a net profits interest in oil and gas properties to be acquired and developed by Bayhorse

Petroleum, LLC ("Bayhorse Petroleum"). The Company will offer the Membership Interests to holders of Individual Retirement Accounts and other tax-deferred retirement plans or Tax-Exempt Members. Holders of these tax-exempt plans who purchase Membership Interests for the plan will also be permitted to purchase Membership Interests individually.

Bayhorse Petroleum will initially concentrate its exploration efforts in southeast Colorado within a known oil and gas producing area where its management has expertise, experience and pre-selected prospects to evaluate. These prospects are undeveloped and have no assets, liabilities or operations to date. Later, Bayhorse Petroleum plans to expand its operations into other Rocky Mountain basins as financially able.

In the event an investor purchases Membership Interests, such investor will become a "Member" of the Company upon execution of the Operating Agreement governing the operation of the Company and the rights, duties, limitations, qualifications and relations among the Members of the Company and the Managers of the Company. Members have voting rights limited to the election of Managers and fundamental changes such as the sale of all or substantially all the Company's assets, a merger or the dissolution of the Company, and rights to share in a percentage of profits, losses and distributions, all as provided in the Company's Operating Agreement. Members will not have the right to vote on the day-to-day operations of the Company.

The Company's office is located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and its telephone number is (801) 913-1640.

THE OFFERING

Securities Offered — We will offer Membership Interests in the Company not to exceed $2,000,000, to investors in exchange for ownership of the Company. Proceeds will be used to acquire a net profits interest in all oil and gas properties to be acquired and developed by Bayhorse Petroleum. If fewer than all of the Membership Interests offered are sold, the net profits interest will be smaller than if all the Membership Interests were sold. Investors will receive Membership Interests generally entitling them to a percentage of the Company's profits and losses determined by dividing the amount of their investment by the total amount raised in this offering. The net amount of the profits interest will be calculated by dividing the amount raised in this offering by the amount raised in Bayhorse Petroleum's offering plus the amount raised in this Offering plus $4,500,000, which $4,500,000 is the presumed value of the interests of the Bayhorse Petroleum founders. Thus, for instance, if the investors invest a total of $1,000,000 in this offering and Bayhorse Petroleum raises $2,000,000 in its offering, the Company will acquire a 13.333% net profits interest in Bayhorse Petroleum's prospects ($1,000,000) ÷ ($1,000,000 + $2,000,000 + $4,500,000). Each individual investor will in turn be entitled to a share of the profits and losses allocated to the Membership Interests based on the ratio of his or her contribution to all the contributions invested by the Members. An Investor's Membership Interest will therefore vary depending on both the amount of his or her investment and the aggregate investments received by all investors. The investors in this offering will be entitled to receive all distributions of the Company. As a condition to the Offering, each investor must execute a Subscription Agreement and sign the Operating Agreement.

The Managers of the Company are also managers of Bayhorse Petroleum, LLC, a Utah limited liability company formed on April 6, 2005 ("Bayhorse Petroleum"). Bayhorse Petroleum will conduct an offering of its securities by filing and qualifying a Regulation A Offering Statement, which offering is expected to commence in December 2005. Bayhorse Petroleum is conducting an offering to raise funds to acquire oil and gas prospects. The Company will purchase a net profits interest in these prospects. "Net profits interest" means a share of gross production from a property that is carved out of a working interest, and is figured as a function of net profits from operation of the property. The net profits interest will be calculated as described above. The net profits interest will be accrued to the Company and expensed to Bayhorse Petroleum before Bayhorse Petroleum will make any distributions to its members. The formula to determine the amount of the net profits interest was set by the Managers of Bayhorse Petroleum, who are also the Managers of the Company. The Company will have no control over Bayhorse Petroleum but will rely on Bayhorse Petroleum and its managers. The Company's Managers are also the managers of Bayhorse Petroleum and as such have a fiduciary duty to both the Company and Bayhorse Petroleum. The Managers do not believe that there are conflicting interests between the Company and Bayhorse Petroleum because the only purpose of the Company is to purchase a net profits interests in the prospects to be developed by Bayhorse Petroleum and because the members of the Company and the members of Bayhorse Petroleum will receive a return on their investment if Bayhorse Petroleum is successful in locating oil and gas in commercial quantities.

Interests Outstanding	As of December 12, 2005, there are no Membership Interests of Bayhorse Holdings issued and outstanding. The investors in this offering will own 100% of the issued and outstanding interests and will be entitled to receive 100% of the Company's distributable cash. The amount of distributable cash will also vary depending on the net profits interest acquired by the Company. Bayhorse Petroleum's sale of the net profits interest to the Company will permit Bayhorse Petroleum to proceed with its operations at an increased pace but the amount of the net profits interest cannot be determined until it is acquired and the Bayhorse Petroleum offering is completed. In addition, the net profits interest will remain in place through the economic life of all of the wells drilled by Bayhorse Petroleum.
Use of Proceeds	We will use the net proceeds from the offering to purchase a net profits interest in the prospects to be developed by Bayhorse Petroleum, which initially anticipates drilling up to nine exploratory wells on leaseholds that it intends to acquire. It has not yet acquired the leaseholds or undertaken any drilling activity.
No Market	Our Membership Interests are not listed with any public market or exchange and, therefore, there is no readily available market for the securities offered in this Offering Circular.

SUMMARY FINANCIAL DATA

As a start-up company, the financial statements reflecting our financial condition are limited. See "Risk Factors" beginning on page 6.

RISK FACTORS

You should carefully consider the risks described below in addition to the other information in this offering circular before purchasing any Membership Interests in the Company. You should read this section together with the other information in this offering circular.

Risks Related to Bayhorse Holdings, LLC

The cost of the net profits interest has been arbitrarily determined by the Mangers of Bayhorse Petroleum.

The Managers of Bayhorse Petroleum have arbitrarily determined the cost of the net profits interest that the Company will acquire without the benefit of any production or operations. The net profits interest may be significantly overvalued. While the Managers of the Company, who are also the managers of Bayhorse Petroleum, believe that the net profits interests is fairly valued, it may not be.

As the Company is purchasing a net profits interest in Bayhorse Petroleum, those risks facing Bayhorse Petroleum are also risks that investors in the Company should be aware of.

This investment is speculative and is suitable only for investors who could withstand the loss of their investment.

The drilling operations to be undertaken by Bayhorse Petroleum for the development and production of oil and gas reserves involve the possibility of a total loss of an investment in the Company. The Company will only be profitable if Bayhorse Petroleum is profitable. Drilling activities may be unprofitable, not only from non-productive wells, but from wells which do not produce oil or natural gas in sufficient quantities or quality to return a profit on the amounts expended. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

You will not have an opportunity to evaluate the prospects.

Investors will not have an opportunity before purchasing Membership Interests to evaluate for themselves the relevant geophysical, geological, economic or other information regarding the prospects that Bayhorse Petroleum will select for drilling. Investors will have to rely totally on the expertise of Bayhorse Petroleum in evaluating prospects for drilling.

The prospects are speculative and may not produce oil and gas.

The selection of prospects for oil and natural gas drilling is inherently speculative. The Managers of Bayhorse Petroleum cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas. Investors must recognize the possibility that the wells drilled may not be productive. Even those wells which are completed may not produce enough oil or gas to show a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity, and permeability may hinder, restrict or even make production impractical or impossible. The likelihood of failing to find commercial quantities of oil and gas is relatively high in exploratory wells.

We cannot predict the life of any well.

The Managers of Bayhorse Petroleum cannot predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil and gas may not be produced for investors to receive a profit or even to recover their initial investment.

Exploratory and development drilling is very risky.

Drilling exploratory wells involves greater risks of dry holes and loss of the investors' investment. Drilling developmental wells generally involves less risk of dry holes, but developmental acreage is more expensive and subject to greater royalties and other burdens on production. Bayhorse Petroleum will initially be drilling exploratory wells. Since the Company will acquire a net profits interest, it will only be profitable if Bayhorse Petroleum is profitable.

The managers of Bayhorse Petroleum are experienced but cannot guarantee success.

Information concerning the prior drilling experience of the Manager, presented under the caption "Prior Activities" is not indicative of the results to be expected by the Company. The Company is placing full reliance upon the geological expertise of Mr. Rodney L. Vaughn, a manager of Bayhorse Petroleum and a current Manager of the Company, and there can be no guarantee of success based on his analyses.

We have no operating history.

As the Company is a startup and was only recently organized, the Company has no operating history. In addition, the Company has no material assets.

Prices for oil and gas are unstable and subject to many factors out of our control.

Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline which would adversely affect the Company and the investors. Prices for oil and natural gas have been and are likely to remain extremely unstable. The unstable nature of oil and natural gas prices may have an impact on Bayhorse Petroleum's initial exploratory efforts and costs.

The oil and gas business is very competitive and we may not be able to compete effectively.

A large number of companies and individuals engage in drilling for oil and natural gas and there is competition for the most desirable leases. Because Bayhorse Petroleum is a start-up company, it may be at a disadvantage in obtaining the most desirable leases. Existing oil and gas companies may have an advantage in obtaining leases. The sale of any oil or natural gas found and produced by Bayhorse Petroleum will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. From time-to-time, a surplus of oil and natural gas may occur in areas of the United States. The effect of a surplus may be to reduce the price Bayhorse Petroleum may receive for its oil and gas production, or to reduce the amount of oil and natural gas that Bayhorse Petroleum may produce and sell, all of which will affect the net profits of Bayhorse Petroleum, and the net profits interest of the Company.

Drilling wells is environmentally hazardous and dangerous.

There are numerous natural hazards involved in the drilling of wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to Bayhorse Petroleum and may result in the loss of its properties. Bayhorse Petroleum may be subject to liability for pollution, abuses of the environment and other similar damages. Although Bayhorse Petroleum anticipates that it will maintain insurance coverage in appropriate amounts, it is possible that insurance coverage may be insufficient or not economically feasible. In that event, Bayhorse Petroleum assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities. In such an event, the Company's net profits interest could be impacted.

Drilling costs may increase and affect Bayhorse Petroleum's ability to drill as many wells as it has planned.

Increases in the cost of exploration and development would affect the ability of Bayhorse Petroleum to acquire additional leases, oil and gas equipment, and supplies. Increased drilling activity could lead to shortages of equipment and material which would make timely drilling and completion of wells impossible and to increase drilling costs.

Drilling rigs may not be available.

A substantial increase in drilling operations in the United States could result in the decreased availability of drilling rigs and gas field tubular goods. Also, international developments and the possible improved economics of domestic oil and gas exploration may influence others to increase their domestic oil and gas exploration. Those factors may adversely affect the operations of Bayhorse Petroleum, and the net profits interest of the Company.

Subcontractors may be unstable financially and cause liens to be placed on our prospects.

Although Bayhorse Petroleum will endeavor to ascertain the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, its wells could be subject to materialmen's and workmen's liens. In that event, Bayhorse Petroleum could incur excess costs in discharging such liens and a resulting decrease in net profits.

Production may be delayed because of the lack of pipelines and production facilities.

Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to marketing demands which tend to be seasonal. Wells drilled for Bayhorse Petroleum may have access to only one potential market. Local conditions including, but not limited to, closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from its wells.

Even if Bayhorse Petroleum finds oil and gas, it may be some time before there will be revenues.

Distribution of revenue may be delayed for substantial periods of time after discovery of oil or natural gas due to unavailability of, or delay in obtaining, necessary material for completion of a well; reduced takes by purchasers of oil and natural gas due to market conditions; delays in obtaining satisfactory purchase contracts and connections for gas wells; delays in title opinions and obtaining division orders; and other circumstances.

Bayhorse Petroleum owns limited rights to explore prospects and it owns no equipment or any tangible assets.

Bayhorse Petroleum is a start-up company that is relying on the proceeds received from its offering and the Company's purchase of a net profits interest to acquire the necessary oil and gas mineral rights, leases and surveys required to begin drilling. Bayhorse Petroleum does not own any rights to explore prospects. Mr. Vaughn owns a one-half interest in a Bureau of Land Management lease covering 240 acres in southeast Colorado. He has verbally agreed to assign his interest in the lease to Bayhorse Petroleum at his cost ($1,975) when Bayhorse Petroleum begins selling membership interests. If this Offering and the Bayhorse Petroleum offering are not successful Bayhorse Petroleum will not have the proceeds required to begin its drilling program.

All of Bayhorse Petroleum's assets will be used for obtaining leases and drilling exploratory wells in a specified geographical area.

Bayhorse Petroleum will not use its assets for any purpose other than obtaining leases and drilling exploratory wells. As such there will be no diversification of risk and if Bayhorse Petroleum is unsuccessful in finding oil in commercially viable quantities, there will be no net profits and no return on the Company's net profits interest, and as such no return on your investment.

Risks Related to the Securities Market and Ownership of Membership Interests

If you subscribe, you may not revoke your subscription.

The execution of the Subscription Agreement by a subscriber constitutes a binding offer to buy Membership Interests in the Company. Once an investor subscribes for a Membership Interest, that investor will not be able to revoke his or her Subscription. Subscription proceeds of the Company will not be held in a separate interest-bearing escrow account but will be immediately available for the Company's use.

The interests are illiquid so you will need to hold them for an extended period of time.

Investors in the Company must assume the risks of an illiquid investment. Investors may not be able to sell their Membership Interests. We do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests. We are not aware of any current public or secondary market or substantial equivalent of such a market for Membership Interests and do not anticipate that any such market will develop. If such a market were to develop, the Company may be taxable as a corporation and many of the tax benefits anticipated from an investment in the Company would be adversely affected. The Managers intend to enforce the restrictions on transfers in the Operating Agreement to prevent the Company from qualifying as a publicly traded partnership.

If we do not sell all of the membership interests, Bayhorse Petroleum may not have enough money to drill all the wells it has planned.

The Company will use the proceeds of its offering to purchase a net profits interest in Bayhorse Petroleum's prospects. If our offering is not fully subscribed, the amount of the net profits interest that we can acquire will be reduced and Bayhorse Petroleum will have less money with which to drill. The Managers intend to spread the risk of oil and natural gas drilling by participating in the net profits of a number of wells on a number of different prospect wells; however, Bayhorse Petroleum may not be able to drill all of the initially planned nine prospects if the required Membership Interests being offered by the Company in this offering are not purchased.

If Bayhorse Petroleum does not sell all of the membership interests it is offering, it may not have enough money to drill all the wells it has planned.

The managers of Bayhorse Petroleum intend to spread the risk of oil and natural gas drilling by participating in drilling of wells on a number of different prospect wells; however, Bayhorse Petroleum may not be able to drill all of the planned nine prospects if all the membership interests it is offered are not purchased. If less than the full offered membership interests are purchased, the managers of Bayhorse Petroleum will determine how many prospects can be drilled. If Bayhorse Petroleum receives subscriptions for less than the total amount being offered, it may participate in fewer prospects, thereby increasing the risk to the investors. As the subscriptions increase, the number of wells will increase, thereby increasing the diversification of the Company.

You will have no input into the management of the Company but will rely totally on the Company's managers.

The Company's Operating Agreement significantly restricts the ability of the members to participate in the management of the Company. The Managers will have complete control to determine where and how the Company's funds are spent. The members will be permitted to elect the Managers so if you disagree with the decisions of the Managers, you will have the opportunity to replace them. Under Utah state law and the Operating Agreement, members owning a majority of the membership interests must approve: (1) the sale of all or substantially all the Company's assets; (2) a merger or conversion; (3) a loan or guaranty by the Company or the Company acting as a surety; (4) the voluntary filing for bankruptcy relief; (5) actions inconsistent with the Company's stated business purpose; or (6) the dissolution of the Company.

There may be a shortage of working capital and we may not be able to procure additional funds.

Bayhorse Petroleum intends to utilize substantially all available capital from its offering and the purchase by the Company of its net profits interest for the drilling and completion of wells and will have only nominal funds available for its purposes prior to such time as there is production from its well operations. There is no assurance that production will be sufficient to provide Bayhorse Petroleum with necessary additional funding.

Federal Income Tax Risks:

Classification of the Company as a partnership for tax purposes.

In order for income and deductions to pass through to Members, the Company must be classified as a partnership for federal income tax purposes. If the Company were instead taxed as a corporation, the tax and economic consequences of owning a Membership Interest would be adversely affected and any anticipated federal income tax benefits would be reduced or eliminated. The Company believes that, as of Closing, the Company will be treated as a partnership for federal income tax purposes and not as an association or "publicly traded partnership" taxable as a corporation. The Managers, however, cannot ensure that future legislative, judicial or administrative action will not affect the classification of the Company for federal income tax purposes. See "Federal Income Tax Considerations – Partnership Taxation – Classification of the Company as a Partnership."

Allocations of federal income tax consequences in the Operating Agreement may not be recognized for federal income tax purposes.

The Operating Agreement contains certain allocations of profits and losses that could be reallocated by the Service if it were determined that the allocations did not have "substantial economic effect." The Company believes that, except as noted below, the allocations of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes. The IRS, however, may challenge such allocations. See "Federal Income Tax Considerations – Partnership Taxation – Allocations."

A Member who is not tax exempt may have tax liabilities in excess of cash distributions to the Member.

Each Member who is not generally tax exempt will be required to report his or her share of Company income on federal, state and local tax returns and will be responsible for the payment of taxes attributable to that income even if the income is not distributed to the Member. Distributions of Company income to Members may be delayed for various reasons, including the use of revenues to finance permitted activities, and their timing and amount will be determined by the Managers in their complete discretion. Thus, in any year, a Member's resulting tax liability may exceed the amount of cash distributed to the Member by the Company. See "Federal Income Tax Considerations – Partnership Taxation – Taxation of Members."

A Member may be ineligible to claim percentage depletion deductions.

Percentage depletion deductions are tax deductions calculated based upon a percentage of gross income from the property, but are limited to 100% of the total taxable income of the Member from the property for each taxable year and are only available to Members qualifying as independent producers. Because depletion deductions must be computed separately by each Member and not at the Company level, the availability of percentage depletion will depend in part upon a Member's individual circumstances. Therefore, an individual Member may not be eligible to claim percentage depletion deductions. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Depletion."

On disposition of property by the Company or on disposition of interests by a Member, certain deductions for depletion must be recaptured as ordinary income.

If the Company disposes of property or a Member transfers a Membership Interest, the Company or Member may recognize ordinary income (instead of capital gain) to the extent deductions for depletion must be recaptured. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Depletion."

If the Company were considered to be a dealer in net profits interests or to have acquired a working interest in oil and gas prospects or an interest in the capital or profits of Bayhorse Petroleum, a Member's share of Company income or loss may be considered income or loss from a trade or business, which could have unintended and potentially adverse tax consequences.

Under the Operating Agreement, the Managers are not authorized to cause the Company to conduct any activities other than purchasing net profits interests in oil and gas prospects acquired by Bayhorse Petroleum and activities incidental thereto, and the Managers intend to acquire the net profits interests for investment purposes, rather than for resale. The Company believes, therefore, that it will not be considered engaged in a trade or business for federal income tax purposes. There can be no assurance, however, that the IRS will agree with the Company's conclusions. If the IRS were successfully to contend that the net profits interests acquired by the Company were purchased for resale or were in fact "working interests" in the oil and gas prospects or interests in the capital or profits of Bayhorse Petroleum, the Company would be considered engaged a trade or business. In that case, income or loss attributable to a Member's Membership Interest may constitute "net earnings from self-employment" for self-employment tax purposes. In addition, an investment in the Company would be considered an investment in a passive activity, subjecting Members that are individuals, estates, trusts, or personal service corporations to the passive-activity-loss limitations. Under those limitations, any net losses allocable to a Member subject to the rules would be deductible only to the extent of the Member's passive activity income (less restrictive limitations apply to closely held C corporations). Disallowed passive losses in any year can be carried forward indefinitely and used to offset future passive income or deducted in full when a Member disposes of its entire interest in the Company to an unrelated person in a fully taxable transaction. The treatment of the Company as a "publicly traded partnership" for purposes of the passive-activity-loss rules would restrict even more severely or eliminate altogether a Member's ability to use Company losses to offset income from other sources. The Managers believe that, even if an investment in the Company were considered an investment in a passive activity, the Company would not be treated as a publicly traded partnership for purposes of the application of the passive activity loss limitations, but they cannot ensure that the IRS will agree with this conclusion. See "Federal Income Tax Considerations – Taxable Members – Investment Treatment."

If the Company were considered to be a dealer in net profits interests or to have acquired a working interest in oil and gas prospects or an interest in the capital or profits of Bayhorse Petroleum, Tax-Exempt Members may be subject to unrelated business income tax.

Under the Operating Agreement, the Managers are not authorized to cause the Company to conduct any activities other than purchasing net profits interests in oil and gas prospects acquired by Bayhorse Petroleum and activities incidental thereto, and the Managers intend to acquire the net profits interests for investment purposes, rather than for resale. The Managers, moreover, are not authorized to cause the Company to incur indebtedness for any purpose, including to acquire net profits interests. The Company believes, therefore, that its assets will be invested in such a manner that no Tax-Exempt Member will derive unrelated business taxable income with respect to its interest in the Company, unless the Tax-Exempt Member finances the purchase of its Membership Interest with debt. There can be no assurance, however, that the IRS will agree with the Company's conclusions. If the IRS were successfully to contend that the net profits interests acquired by the Company were working interests in the oil and gas prospects or interests in the capital or profits of Bayhorse Petroleum, the Company would be considered engaged a trade or business. In that case, the Tax-Exempt Members would be taxable on their respective shares of the Company's gross income (whether or not distributed), less their shares of partnership deductions directly connected with the gross income, to the extent their unrelated business taxable income from all sources exceeds $1,000. See "Federal Income Tax Considerations – Tax-Exempt Members – Unrelated Business Taxable Income."

A Tax-Exempt Member that finances the acquisition of its Membership

Interest with debt may be subject to unrelated business income tax.

A Tax-Exempt Member that incurs indebtedness to acquire its Membership Interest in the Company may be taxable on the gross income from the Membership Interest to the extent the income is attributable to the debt, less a proportionate share of the deductions directly connected with the Membership Interest or income therefrom. See "Federal Income Tax Considerations – Tax-Exempt Members – Unrelated Business Taxable Income."

A Tax-Exempt Member could be adversely affected if its share of the Company's income were unrelated business taxable income.

In general, the receipt of unrelated business taxable income by a Tax-Exempt Member has no effect on the entity's tax-exempt status or on the exemption from tax of its other income. In certain circumstances, however, the continual receipt of unrelated business taxable income may cause certain Tax-Exempt Entities to lose their exemptions. Moreover, for certain types of Tax-Exempt Entities, including charitable remainder trusts, the receipt of any unrelated business taxable income may cause all of the entity's income to be subject to tax. See "Federal Income Tax Considerations – Tax-Exempt Members – Unrelated Business Taxable Income."

If an individual Member finances the acquisition of his or her Membership Interest with debt, the Member will be able to deduct the interest on that debt only to the extent of his or her net investment income.

If an individual Member finances the acquisition of his or her Membership Interest with debt, the resulting interest should be treated as investment interest. A Member's deductions for investment interest are limited to the Member's net investment income for the taxable year (i.e., the excess of investment income over investment expense). Interest expense that cannot be deducted may be carried forward. See "Federal Income Tax Considerations – Taxable Members – Limitations on Interest Deductions."

The IRS may audit the tax returns of the Company, which may result in an audit of a Member's individual tax return or the tax return of an affiliate of a Member (e.g., a beneficiary of an IRA).

The IRS may audit the tax returns of the Company, which may result in an audit of the tax or information returns of a Member or an affiliate of a Member (e.g., a beneficiary of an IRA). If such audits occur, adjustments may be made, including adjustments to items on a Member's or its affiliates' returns unrelated to the Company. Furthermore, any settlement or judicial determination of the Company's income may be binding on a Member. This is the case even though the Member may not have participated directly in the settlement proceedings or litigation. See "Federal Income Tax Considerations – Partnership Taxation –

Elections and Returns" and " – – Determinations of Company Items at Company Level and Consistency Requirement."

The Company and the Members may be subject to taxes other than federal income taxes.

The Company and its Members, including its Tax-Exempt Members, may be subject to taxes imposed by a Member's state or country of residence, the states in which the Company acquires oil and gas properties, Native American tribal authorities, and municipalities and other local authorities. This Memorandum does not address the potential impact of these other taxes. It is suggested that a Member obtain professional guidance from the Member's own tax advisor in evaluating the federal, state, tribal, and local tax risks involved in investing in the Company. See "Federal Income Tax Considerations – General Tax Provisions – Taxes Other Than Federal Income Taxes."

Changes in federal income tax laws could affect the tax consequences of an investment in the Company.

Significant and fundamental changes in the federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could unfavorably affect the tax consequences of an investment in the Company. See "Federal Income Tax Considerations – General Tax Provisions – Changes in Federal Income Tax Laws."

ERISA Risks:

The Members could be deemed to hold interests in Bayhorse Petroleum.

If the net profits interest is deemed to be an equity interest in Bayhorse Petroleum, a Member may be deemed to hold interests in Bayhorse Petroleum and would have fiduciary responsibilities with respect to Bayhorse Petroleum assets and daily operations. Such fiduciary responsibilities could adversely impact Bayhorse Petroleum's operations and its ability to reach profitability.

Members who are also members of Bayhorse Petroleum may have engaged in a prohibited transaction under ERISA.

If a Member directs his IRA's investment in the Company to benefit himself, and is also a member of Bayhorse Petroleum, he will have engaged in a prohibited transaction and all assets in the IRA will become immediately taxable. Prospective Members must carefully review the prohibited transaction rules to avoid violations. See "ERISA Considerations – Fiduciaries Under ERISA."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements, including, without limitation, trends impacting the natural gas and oil industry (including prices and market demand), the expected effect of deregulation and the Company's ability to expand its drilling activities geographically, and anticipated tax and ERISA consequences, that involve risks and uncertainties. The Company's actual results and development could differ materially from those discussed or implied in the forward-looking statements as a result of these and other factors. Factors that may cause or contribute to those differences include those discussed under "Risk Factors", "Proposed Activities", "Competition, Markets and Regulation", and "Federal Income Tax Considerations" as well as those discussed elsewhere in this Offering Circular. We caution you, however, that this list of factors may not be exhaustive.

PLAN OF DISTRIBUTION

The Offering

We will not engage an underwriter or broker/dealer to sell the Membership Interests offered hereunder. Rodney L. Vaughn, one of the Company's Managers will act on our behalf in offering the Membership Interests. Mr. Vaughn is not registered as a broker-dealer under the terms of the Securities Act but will rely on an exemption under Rule 3A4-1 to offer and sell the Membership Interests. The Managers will not purchase any Membership Interests in this Offering.

New investors must invest a minimum of $10,000 in Membership Interests, with additional purchases available in $1,000 increments. An investor will receive a Membership Interest in Bayhorse Holdings equal to the investor's capital contribution divided by total amount invested by all investors. An investor's Membership Interest percentage will vary depending on the amount of capital contributions.

The offering is not contingent upon the occurrence of any event, including the success of the Bayhorse Petroleum offering, or the sale of a minimum amount of the offered Membership Interests. The closing of the offering is expected to occur on or about September 30, 2006.

Determination of Offering Price

The subscription price for the Membership Interests was established by the Company's Managers with no established criteria of value.

Method of Subscribing

To subscribe for Membership Interests, investors should complete and sign the Subscription Agreement and deliver it and the purchase price by certified check, bank draft, wire transfer or money order payable to the order of "Bayhorse Holdings, LLC" to:

Bayhorse Holdings, LLC
2558 E. Portsmouth Ave.
Salt Lake City, Utah 84121-5627
Attention: Larry F. Manikowski, Vice-President
Telephone number: (801) 913-1640

The wire transfer account information and address for funds may be obtained from the Company.

All issues with respect to the validity, form and eligibility of any potential investor to invest will be resolved solely by us. We, in our sole discretion, may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as it may determine, or reject any subscription. Defects or irregularities could include failure to complete the Subscription Agreement, failure to provide requested information about the investor or failure to sign the Subscription Agreement. We will not deem any subscriptions to have been made until all irregularities have been waived or cured. We will notify any subscriber of any defects or irregularities within 10 days of our receipt of the Subscription Agreement.The risk of delivery of all documents and payment is on subscribers and not us. The subscription price will be deemed to have been received by us only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the account designated by the Company.

Subscribers will have no rights as our members with respect to the Membership Interests purchased in this offering until they have signed and delivered to the Company the Operating Agreement and Subscription Agreement and until the purchase price has been received by the Company. Subscribers will have no right to revoke their subscriptions after delivery of the Subscription Agreement to us. We will notify you of our acceptance or rejection of the Subscription Agreement within 10 days of our receipt of the Subscription Agreement.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering and our anticipated use of those net proceeds. Since the offering is not conditioned on the sale of a minimum number of Membership Interests, we are presenting this information assuming in the alternative that we sell 0%, 25%, 50%, 60%, 75% or 100% of the Membership Interests to be offered in the offering and that amount is used to purchase a net profits interest in the prospects of Bayhorse Petroleum and Bayhorse Petroleum raises 0%, 25%, 50%, 60%, 75% or 100% of the amount in its offering.

	Proceeds (Amounts in Thousands)					
	0%	25%	50%	60%	75%	100%
Gross offering proceeds from offering Membership Interests and purchase of net profits by Bayhorse Holdings and the sale by Bayhorse Petroleum of membership interests[1]	$ 0	$1,225,000	$2,450,000	$2,940,000	$3,675,000	$4,900,000
Estimated expenses of this offering and the Bayhorse Petroleum offering	250,000	250,000	250,000	250,000	250,000	250,000
Net proceeds to Bayhorse Petroleum	(250,000)	$975,000	$2,200,000	$2,690,000	$3,425,000	$4,650,000
Months of Company expenses funded	0	9	12	12	24	36
# of prospects' pre-drilling costs funded	0	6	9	9	9	16
# of prospects' drilling costs funded	0	1	6	9	9	9

Bayhorse Petroleum will use the net proceeds from the offering to acquire the necessary oil and gas mineral rights to up to sixteen prospects, purchase or perform seismic studies for up to sixteen prospects, retain a landbroker and geophysicist for the prospects, pay for the drilling contracts and equipment and to pay for up to 36 months of general corporate expenses of Bayhorse Petroleum. These prospects are all undeveloped and have no assets, liabilities or operations. The allocation of the use of proceeds set forth in the above table is an estimate, and is subject to change. Bayhorse Petroleum reserves the right to change the use of the proceeds due to any of the following contingencies: (a) if any of the estimated costs come in significantly different; (b) if Bayhorse Petroleum is unable to acquire all of the required leases; (c) if the seismic results are significantly different from what Bayhorse Petroleum expects; and (d) if the drillers' schedules change dramatically. With the additional capital, Bayhorse Petroleum will be able to begin drilling and exploration of oil and gas wells in southeast Colorado.

[1] Proceeds from the Bayhorse Holdings offering will be used to purchase a net profits interest in Bayhorse Petroleum's prospects. The proceeds from the sale of the net profits interest will be used by Bayhorse Petroleum in the same way as proceeds from Bayhorse Petroleum's offering will be used. The amount of gross offering proceeds includes the amount raised in that offering and the amount paid to Bayhorse Petroleum by the Company for the net profits interest.

Bayhorse Petroleum anticipates that the proceeds will be used as follows:

	If 25% subscribed[2]	If 50% subscribed	If 60% subscribed	If 75% subscribed	If 100% subscribed
Lease acquisition costs	$ 104,000	$ 149,000	$ 149,000	$ 149,000	$ 254,000
Seismic studies and analysis	95,000	200,000	200,000	240,000	505,000
Landman and consulting fees	50,000	65,000	65,000	75,000	185,000
Drilling	330,000	1,155,000	1,650,000	1,935,000	2,151,000
Management salaries[1]	300,000	375,000	375,0000	675,000	975,000
Health & dental insurance	18,000	26,000	26,000	54,000	105,000
Travel expenses	17,000	72,000	72,000	144,000	216,000
Office supplies, telephone & postage	15,000	19,000	19,000	35,000	51,000
Liability insurance	7,000	10,000	10,000	22,000	46,000
Legal & accounting fees	38,000	46,000	46,000	92,000	156,000
Miscellaneous expenses	1,000	2,000	2,000	4,000	6,000
Working capital - (contingency reserves)	0	81,000	76,000	0	0
Offering costs – Bayhorse Petroleum	130,000	130,000	130,000	130,000	130,000
Offering costs – Bayhorse Holdings	120,000	120,000	120,000	120,000	120,000
Bridge loans payback	[3]	0	0	0	0
Total	$1,225,000	$2,450,000	$2,940,000	$3,675,000	$4,900,000

[1] These amounts include accrued but unpaid salaries to the Managers (no interest is payable), which will be paid to the Managers and reflect payment of combined monthly salaries of $25,000 to the Managers over an extended period of time, which period of time will depend on the level of subscriptions. If only 25% is subscribed, the Company will have sufficient funds to operate for nine months and the Managers will be paid $25,000 per month, collectively, for nine months, plus three months of accrued salaries at $25,000 per month. By comparison, if 60% is subscribed, the Managers will be paid, collectively, $25,000 per month for 12 months plus three months of accrued salaries at $25,000 per month.

[2] These amounts include $182,363 of accounts payable for Bayhorse Petroleum and $68,512 of accounts payable for Bayhorse Holdings as of December 12, 2005.

[3] The proceeds from the bridge loans ($100,000) are included above in appropriate expense categories of offering costs, accrued salaries, and other expenses. The bridge loans will be repaid from the first funds received.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 12, 2005.

Total long-term liabilities:	$ 0
Member's equity:	

Net loss	(988)
Total members' equity ...	(988)
Total debt and equity	$(988)

MARKET FOR INTERESTS

Our Membership Interests are not publicly traded or listed on any exchange.

BUSINESS

Overview

Bayhorse Holdings, LLC (the "Company") was organized on April 12, 2005 to acquire a net profits interest in oil and gas prospects to be acquired and developed by Bayhorse Petroleum. The Company will be entirely dependent on Bayhorse Petroleum and its operations. The Company currently has no employees and does not anticipate that it will need to hire any additional employees in the near term.

Bayhorse Petroleum's oil and gas operations and properties will be subject to numerous federal, state and local laws and regulations relating to environmental protection from the time oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for Bayhorse Petroleum's failure to comply with them or for any contamination resulting from Bayhorse Petroleum's operations. The Managers of Bayhorse Petroleum will monitor compliance with these environmental laws and regulations very closely.

The managers of Bayhorse Petroleum do not expect that compliance with applicable environmental laws and regulations will have a material effect on its operations or financial condition. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on Bayhorse Petroleum's operations or financial condition and this could adversely affect the Company's net profits interest.

Bayhorse Petroleum plans to initially concentrate its exploration efforts in southeast Colorado, a geographical area in which its managers have experience and an area which has produced oil and gas in the past.

Bayhorse Petroleum's exploration area is within a geologic province known throughout the industry as the Las Animas Arch (the "Arch"). The Arch is located under the southeast Colorado counties: Cheyenne, Kiowa, Prowers and Baca. Oil and gas production records can be viewed online for each county from the Colorado Oil and Gas commission website. Interactive online maps can be viewed that show all oil and gas fields, well locations, production histories plus other documentation required by the State of Colorado. The Arch is one of the predominate subsurface geological structures in southeast Colorado and it contains many actively producing oil and gas fields. Specifically, this subsurface structure is approximately 70 miles in length and 30 miles in width depending on how it is measured. Also, there are numerous oil and gas fields adjacent to the Arch, some of which are commercial fields. The main oil and gas producing formations on and around the Arch are the Pennsylvanian aged Morrow Foundation and the Mississippian aged St. Louis and Spergen Formations. The sandstone objectives within the Morrow Formation generally occur at a depth of 4,500 to 5,000 feet. These depths are determined through basic industry procedures involving the interpretation of subsurface formation structural depths from nearby wells. The Morrow produces both oil and gas depending on the well location. The St. Louis and Spergen Formations, unlike the Morrow Foundation, are carbonate rocks, limestone and dolomite, and usually are fractured. The St. Louis and Spergon formations have produced only oil to date.

Bayhorse Petroleum will be engaged in the evaluation of existing oil and gas prospects through lease acquisitions, seismic evaluations and drilling operations to test geological concepts. This activity will be conducted in and around the Arch. Bayhorse Petroleum plans to take advantage of available low-cost leases, shallow drilling depths, multiple pay zones, limited competition and potentially favorable economics for hydrocarbon discovery wells.

Southeast Colorado is an ideal place for a start-up oil and gas company. In comparison, leases in western Colorado, Wyoming and Oklahoma are more expensive than leases in southeast Colorado. Leases can commonly be acquired for $5-15 per acre. Leases can become more expensive the closer they are located to existing production. Because practically all of its prospects are exploratory, not development, (as discussed below), Bayhorse Petroleum anticipates paying $5-15 per acre and no more than $20 per acre. This will permit Bayhorse Petroleum to acquire leases for more acres with more additional exploratory well drilling sites. Development prospects on "close in" leases to existing production may reach $50 per acre by comparison. Historically, the lease negotiation process in southeast Colorado is a relatively simple process. The costs per acre are expected to be in the range discussed above. Some owners may request excess royalty, which

Bayhorse Petroleum can accept or reject on a lease-by-lease basis. Terms usually run from two to five years with options to extend.

The more shallow the well, the less it will cost Bayhorse Petroleum to drill. The drilling depths of Bayhorse Petroleum's prospects are considered shallow compared to other areas. Bayhorse Petroleum's advantage is that its prospects have a drill depth of between 4,500 to 5,500 feet. Wells drilled to 10,000 to 15,000 feet are commonplace throughout Colorado, Wyoming and Oklahoma, with some exceeding 30,000 feet. Drilling costs per foot is not linear with increasing depth. It costs more to drill per foot at 10,000 feet than it does at 5,000 feet. Because Bayhorse Petroleum's wells will be relatively shallow and cost less than deeper wells, it will be able to drill more wells, thus increasing its chances of finding oil and gas.

Bayhorse Petroleum also plans to take advantage of multiple pay zones. A "pay zone" is a term in the oil business noting a rock interval capable of producing oil or gas. "Multiple pay zones" means that more than one formation, or rock interval, is capable of producing oil or gas in a single well bore.

In southeast Colorado Bayhorse Petroleum will not have to compete with the "major" oil companies who have practically unlimited resources to acquire leases, control exploratory plays and demand difficult terms regarding drilling and farmouts. Practically all of the companies currently active in Bayhorse Petroleum's area of interest are small independent companies. These companies tend to buy very specific leases limited to their prospects, thereby leaving most of the area unleased. Major oil companies commonly acquire vast leaseholds based on speculation, which can limit the opportunity of small companies to acquire leases. Bayhorse Petroleum's advantage is that in southeast Colorado, there are very few active leases besides those that are held by production.

To date, no specific "arrangements" have been made on any prospect with the exception of one upon which Mr. Vaughn already has a one-half interest in a 240-acre lease from the Bureau of Land Management. In October, the Bayhorse Petroleums's manager checked the status of thirteen of the sixteen prospects and found that twelve of them were unleased and one was partially leased. Because substantially all the prospects are still unleased it is not likely that all of the prospects will be leased prior to a lease by Bayhorse Petroleum. However, if that were to occur, Bayhorse Petroleum could approach the lease owners and propose (1) a pooling of acreage and drilling of a joint well, (2) a farmout agreement under which Bayhorse Petroleum would drill on their lease in exchange for interests in the well, or (3) a purchase of that lease.

Bayhorse Petroleum has identified 16 oil and gas prospects that have been generated over the last five to six years. It is Bayhorse Petroleum's managers' belief that these prospects may contain commercial oil and gas reserves. These prospects are undeveloped and have no assets, liabilities or operations. Each prospect has from 3 to 15 potential development wells. A "prospect" is a location where geological and/or geophysical data indicates the possibility of a commercial accumulation of oil or gas. Until the prospect is drilled with the first well, the exploratory well, it is undeveloped. If the exploratory well is successful and can produce oil or gas, meaning it is a discovery well, then the discovery well will be offset by development wells to efficiently produce oil or gas from the reservoir. The larger the area of the accumulation, the more development wells are required. As determined by the Colorado Oil and Gas Commission, oil development wells are usually drilled on 40-acre spacing, whereas gas development wells are usually drilled on 320-acre spacing. This is largely a function of drilling depth, reservoir pressure and historical experience of the drainage capacity of the specific formation in question. Once the prospect is fully drilled out, it is regarded as developed. Additionally, Bayhorse Petroleum will review the seismic data for each prospect. Bayhorse Petroleum does not have to acquire a prospect first before it is able to obtain seismic data. In fact, Bayhorse Petroleum intends to acquire relevant seismic data prior to acquiring leases on any prospect if possible. Pre-existing seismic data is usually available through brokerage houses, but if not, Bayhorse Petroleum can prepare its own.

Bayhorse Petroleum will begin work on up to nine selected prospects out of the 16 generated with the intent to bring each of these to a drillable state. This will require seismic acquisition and evaluation, lease acquisitions, working with other oil companies where necessary and then arranging for a drilling contractor as well as obtaining drilling permits from the State of Colorado. If reliable seismic data condemns a prospect, it will be dropped from the list. The initial plan of Bayhorse Petroleum is to drill an initial exploratory well on each of these 9 prospects. If the initial well on a prospect is successful Bayhorse Petroleum will then drill offset development wells as soon as it is prudent to do so. Factors contributing to the offset drilling include well performance, lease status and rig availability.

The following is a brief summary of each prospect that Bayhorse Petroleum is considering. This information is provided to potential investors in the Company because the Company's net profits interest is entirely dependent of Bayhorse Petroleum's operations. Please note the location for each prospect is proprietary until Bayhorse Petroleum has secured the leases. The identity of the owners of the prospects is also proprietary or unknown until Bayhorse Petroleum has secured the leases. The Bayhorse Petroleum managers have not had any prior dealings or relationships with any of the known owners of the prospects. The physical accessibility of each prospect is excellent as southeast Colorado is part of the high plains, exhibiting flat topography and an excellent rural road system usually on a one mile square grid. Drill sites will commonly be located on pasture ground or cultivated fields. Currently most of southeast Colorado is unleased, so leases on Bayhorse Petroleum's prospects are most likely available. Each prospect has undergone a detailed geological assessment by Mr. Rodney Vaughn, one of the Managers of the Company and also a manager of Bayhorse Petroleum, including all or part of the following: (a) subsurface structure map(s); (b) isopach map(s); (c) sand distribution map(s); (d) porosity distribution map; (e) petrophysical log analysis (porosity, permeability, reservoir pressure and temperature, water saturation, salinity, depths, lithologic continuity and correlation, vertical profiles, lithology determination, formation resistivities); (f) environment of deposition analysis (ancient streams, deltas, offshore carbonate shoals, marine sands); (g) production history of nearby wells and fields; (h) hydrocarbon show analysis of nearby wells; (i) structural trend and depositional trend analysis; (j) analysis of hydrocarbon system (hydrocarbon migration and source to reservoirs); (k) reservoir analysis (formation pressure, permeability, porosity, thickness and water saturation); (l) trapping mechanism (structural, stratigraphic or combination); (m) structural history of the prospect through geologic time; (n) role of structural faults (growth history, trapping implications, vertical dimensions, vertical displacement, directional orientation, genetic cause); (o) hydrocarbon reserve potential and (p) economic analysis. Additionally, seismic data will be acquired to further evaluate certain prospects where it is deemed necessary.

Individual Prospect Summary

Prospect Name: Big Sandy Creek

County/State	Kiowa/Colo.
Objective Formation(s)	Lansing-Kansas City, Marmation, St. Louis, Spergen
Proposed Total Depth	5,300 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Clyde Field Extension

County/State	Prowers/Colo.
Objective Formation(s)	Morrow, Keyes
Proposed Total Depth	4,900 ft.
Type of Expected Production	Gas and Oil
Trapping Mechanism	Combination structure and stratigraphy

Prospect Name: Iron Horse

County/State	Cheyenne/Colo
Objective Formation(s)	Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Arrowhead

County/State	Cheyenne/Colo
Objective Formation(s)	Spergen
Proposed Total Depth	5,500 ft.

Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Warrior

County/State	Cheyenne/Colo
Objective Formation(s)	St Louis, Spergen
Proposed Total Depth	5,600 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Eagle

County/State	Cheyenne/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,600 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Fence Post

County/State	Kiowa/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Willow Creek

County/State	Prowers/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Combination Structural and Stratigraphy

Prospect Name: Southeast Brandon

County/State	Kiowa/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Hawkins

County/State	Kiowa/Colo
Objective Formation(s)	Morrow
Proposed Total Depth	5,300 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Black Lake

County/State — Kiowa/Colo
Objective Formation(s) — Morrow
Proposed Total Depth — 5,300 ft.
Type of Expected Production — Oil and Gas
Trapping Mechanism — Structural

Prospect Name: Spider Web

County/State — Prowers/Colo
Objective Formation(s) — Morrow
Proposed Total Depth — 5,000 ft.
Type of Expected Production — Gas
Trapping Mechanism — Combination Structural and Stratigraphy

Prospect Name: Wolf Creek

County/State — Prowers/Colo
Objective Formation(s) — Morrow
Proposed Total Depth — 5,000 ft
Type of Expected Production — Gas
Trapping Mechanism — Combination Structural and Statigraphy

Prospect Name: Spirit

County/State — Kiowa/Colo
Objective Formation(s) — St. Louis, Spergen
Proposed Total Depth — 4,900 ft
Type of Expected Production — Oil
Trapping Mechanism — Structural

Prospect Name: Grouse Trail

County/State — Cheyenne/Colo
Objective Formation(s) — St. Louis, Spergen
Proposed Total Depth — 5,600 ft
Type of Expected Production — Oil
Trapping Mechanism — Structural

Prospect Name: Picture Canyon

County/State — Baca/Colo
Objective Formation(s) — Lansing-Kansas City, Morrow, St. Louis, Spergen
Proposed Total Depth — 5,100 ft
Type of Expected Production — Oil
Trapping Mechanism — Structural

Bayhorse Petroleum cannot forecast what the ultimate revenues will be due to the nature of the oil and gas business. The final revenues will depend on a variety of business factors, namely: drilling success rate, oil and gas prices, joint partnership operations, net revenue interest on leases and productive capacity of wells. Success in southeast Colorado will make it possible to expand the Company's exploration efforts into other oil and gas producing basins throughout the Rocky Mountains and adjacent Mid-Continent areas.

Bayhorse Petroleum plans to begin exploration of the Big Sandy Creek prospect, the Clyde Field Extension prospect, the Iron Horse prospect, and the Picture Canyon prospect, and hopes to be able to proceed with work on these simultaneously. Following exploration of these prospects, it would work on the following prospects, in order of preference: SE Brandon Black Lake, Warrior, Eagle, Fence Post, Willow Creek, Hawkins, Wolf Creek, Spirit, Grouse Trail, Spider Web and Arrowhead.

The following is a summary of Bayhorse Petroleum's plans of operations for the next 12 months, identifying milestones, time frames and costs associated with each milestone.

Milestone 1:

Funds proceeds - $425,000

Timeframes – months 1-3

Activities & funds usage:

- Funds offering costs & current payables including three months of accrued salaries, for both Bayhorse Petroleum and Bayhorse Holdings, & 3 months of general and administrative expenses
- Funds seismic purchases (for up to four prospects)
- Funds land-broker to search title ownership & negotiate leases (for two prospects)
- Funds lease purchases, title clearance & drilling permits (for two prospects)
- Repay bridge loans

Milestone 2:

Funds proceeds - $400,000 Additional
- $825,000 Total

Timeframes – months 3-9

Activities & funds usage:

- Funds additional 6 months of general and administrative expenses
- Funds seismic tests & geophysicist (for up to two prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to

four additional prospects)

- Funds lease purchases, title clearance & drilling permits (for up to four additional prospects)

Milestone 3:

Funds proceeds - $400,000 Additional
- $1,225,000 Total

Timeframes – months 3-9

Activities & fund usage:

- Funds drilling & completion costs (for one prospect)

Milestone 4:

Funds proceeds - $1,225,000 Additional
- $2,450,000 Total

Timeframes – months 4-12

- Funds additional 3 months general and administrative expenses
- Funds seismic purchases (for up to three additional prospects)
- Funds seismic tests & geophysicist (for up to three additional prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to three additional prospects)
- Funds lease purchases, title clearance & drilling permits (for up to three additional prospects)
- Funds drilling costs (for up to five additional prospects)

Milestone 5:

Funds proceeds - $490,000 Additional
- $2,940,000 Total

Timeframes – months 9-12

Activities & fund usage:

- Funds drilling costs (for up to three additional prospects)

Milestone 6:

Funds proceeds - $735,000 Additional
- $3,675,000 Total

Timeframes – months 13-24

Activities & funds usage:

- Funds additional 12 months general and administrative expenses
- Funds seismic, leases & drilling costs increases

Milestone 7:

Funds proceeds - $1,225,000 Additional
- $4,900,000 Total

Timeframes – months 25-36

Activities & funds usage:

- Funds additional 12 months general and administrative expenses
- Funds seismic, leases & drilling costs increases
- Funds seismic purchases (for up to seven additional prospects)
- Funds seismic tests & geophysicist (for up to seven additional prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to seven additional prospects)
- Funds lease purchases, title clearance & drilling permits (for up to seven additional prospects)

Milestone Assumptions

There are many variables involved in oil and gas development and exploration that could significantly impact timeframes, cost estimates, and schedule changes. The above milestones reflect Bayhorse Petroleum's best cost and schedule analysis. Bayhorse Petroleum believes it has provided for considerable contingency funds to allow Bayhorse Petroleum to react to the ever-changing oil and gas market variables.

Bayhorse Petroleum believes it will not have to raise additional funds beyond the limits of its offering and the funds it receives from the Company's purchase of the net profits interest.

Bayhorse Petroleum will rely on the experience of one of its Managers, Rod Vaughn, to interpret the geological data. Mr. Vaughn will draw upon his extensive past exploration experience in the Arch geological province in making this interpretation. Mr. Vaughn will combine his interpretation and analysis with existing knowledge of existing oil and gas fields and the geologic history of southeast Colorado.

Mr. Vaughn will conduct the evaluation of all prospects. The only outside party to assist evaluations would be a geophysicist, who will be used from time to time on a consulting basis. Geophysicists usually charge on an hourly rate or daily rate depending on the job. Bayhorse Petroleum intends to use a geophysicist sparingly and only on the prospects that require seismic interpretation. Bayhorse Petroleum has no plans to hire a geophysicist as a permanent employee.

The Company's office is located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and its telephone number is (801) 913-1640.

Relationship with Bayhorse Petroleum

The Company will purchase a net profits interest in Bayhorse Petroleum's projects. The Managers of Bayhorse Holdings are also the managers of Bayhorse Petroleum. While there were no arms-length negotiations between Bayhorse Holdings and Bayhorse Petroleum, the Managers believe that the formula for determining the amount of the net profits interest is fair to the members of the Company and of Bayhorse Petroleum.

The Company will have no right to participate in the operations of Bayhorse Petroleum and will rely totally on Bayhorse Petroleum for its ultimate success.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was recently formed on April 12, 2005. To date the Company has no operating history. We do not have any material assets. We do have accounts payable of $68,512 related to the organization of the Company and this offering. We have not had any income and have no operations to discuss.

Our accounts payable are broken down as follows:

Uses	Cost	Payee
Syndication costs	62,791	Holland & Hart LLP
	3,576	Larry Manikowski
	1,157	Savas Greene & Company, LLC
Organization costs	931	Holland & Hart LLP
	57	Larry Manikowski
Total accounts payable	$68,512	

MANAGEMENT

Executive Officers and Directors

Information with respect to the executive officers and directors of the Company is set forth below.

Name	Age	Position
Rodney L. Vaughn	58	Manager/President & CEO/Director
Larry F. Manikowski	57	Manager/Vice President & CFO/COO/Secretary/ Treasurer/Director

Rodney L. Vaughn

Mr. Vaughn has over 30 years experience in oil and gas business that includes experience with some of the most well-respected oil and gas companies in the United States. He has a Bachelor of Science from Fort Hays State University and a Master of Science in Geology from the University of Utah. He has published two geology papers in the American Association of Petroleum Geologists ("AAPG") Bulletin and has presented a verbal paper at a Sectional AAPG Convention. Mr. Vaughn has hands-on drilling experience in the prospect areas of southeast Colorado and is well-versed in subsurface and seismic exploration methods. He has also contributed to updating of simulation software used in training and research for uncontrolled well blowout prevention and control techniques. Mr. Vaughn's prior positions include:

- 1973-1977: Getty Oil Company, Midland and Houston, Texas. Staff Geologist. Assignments included: (a) exploration geologist for SE New Mexico, Morrow Project; (b) development geologist for SE New Mexico and W. Texas, field development and secondary recovery projects; (c) Assistant to Division Geologist, Corporate Headquarters, Houston, Texas, corporate review of all onshore domestic exploration projects submitted by District offices to corporate headquarters; and (d) Research Geologist, Getty Oil Geological and Engineering Research Lab, Houston, Texas, research projects included hydrocarbon potential of Humboldt Basin in Northern California, seafloor sediment stability offshore southeast Alaska, secondary recovery operations in west Texas, computerized well logging programs customized for Getty oil fields. At Getty Oil Research Lab, Mr. Vaughn worked on the thermal maturation of shales in the Humboldt Basin of northern California. This required determination of the total organic carbon ("TOC") content of the shales and their maturation levels to see if the shales were oil or gas prone. Geochemical exploration also includes surface detection of hydrocarbon micro seepage from underlying oil and gas accumulations. The theory is that no reservoir seal is perfectly impervious, thereby allowing very minute quantities of light hydrocarbons to slowly work their way to the surface. This is the only approach to a direct hydrocarbon detection technique available.

- 1977-1981: Rainbow Resources, Denver, Colorado, District Geologist. Conducted Rocky Mountain basin evaluation studies, monitored lease acquisition programs and joint venture drilling programs. Areas of interest were Williston Basin, Montana Overthrust and Central Utah Hingeline. In studying the Williston Basin of North Dakota, Mr. Vaughn used the remote sensing exploration technique. The principle behind remote sensing is that some subsurface structural features actually project to the surface and can be observed using either high altitude photographs taken from airplanes or satellite images. These surface expressions are usually in the form of "tonal anomalies" or "linears". They can be usefully especially when used in conjunction with other subsurface techniques.

- 1981-1986: Barrett Resources, Denver, Colorado, Vice President – Geology. Completed hydrocarbon evaluation study of southeast Colorado, prospect generation, organized joint venture drilling program, brought in industry partners for joint ventures, supervised lease and seismic acquisition and drilling program.

- 1986-1991: Grand Mesa Operating Company, Wichita, Kansas, Senior Staff Geologist. Prospect generation and drilling operations. Area of interest was Hugoton Embayment of southwest Kansas and southeast Colorado.

- 1991-1992: State of Kansas, Topeka, Kansas. Hydrologist, applied rules and regulations regarding applications for water rights, both surface and subsurface.

1992-Present: Independent Petroleum Geologist, Wichita, Kansas and Brigham City, Utah. Conducted geological review of hydrocarbon potential and geologic history of southeast Colorado, specifically the Las Animas Arch area. Concentrated on structural history, reservoir analysis, subsurface mapping techniques, hydrocarbon migration, and ultimately prospect generation. Also worked on company specific exploration projects in eastern Colorado and western Kansas. The ultimate goal as an independent geologist at that time was to thoroughly understand the geologic history of these areas and its role in hydrocarbon entrapment. This goal was accomplished by re-making numerous subsurface structure maps, isopach maps, regional sand trend maps, making numerous field studies and then correlating that information with existing oil and gas fields and all hydrocarbon shows from prior wells. The next goal was to determine if conclusions could be made regarding hydrocarbon migration paths into the study area from adjacent basins. This is necessary to explain how hydrocarbons got into this area in the first place, either by way of long distance migration or local generation and emplacement (geochemical and thermal maturation studies). After completing the regional study, it was possible to explain the trapping mechanisms, hydrocarbon emplacement, environments of deposition, structural growth and history, structural trends, reservoir characterization, pressure anomalies, and various stratigraphic complexities. These geologic parameters were reviewed for the primary oil and gas producing formations in the study area, which are the Pennsylvanian age Morrow Formation (sandstone and shale) and the underlying Mississippian age St. Louis and Spergen Formations (limestone and dolomite). During this period of time, Mr. Vaughn also took a short term assignment for one year with Digitran, Inc., Logan, Utah where he worked on engineering and marketing of computer-based drilling and control simulators used for training and research purposes. Technical goal was to upgrade simulation of multiphase flow in well bores and horizontal drilling techniques.

Larry F. Manikowski

Mr. Manikowski's executive management and experience in finance and accounting in the cable, broadcast, high-tech engineering and manufacturing industries covers more than 30 years. He has experience in startups, company turnaround situations, cash flow management, restructuring and consolidation, budgeting, forecasting, management and controls, computer systems design and implementation, divisional controllership management and manufacturing systems. He was the CFO for Vela Research, the Emmy Award winning developer of MPEG-2 products for the Broadcast and Cable television industries from March, 1998 to February, 2002. Mr. Manikowksi was part of the team that founded FrontLine Communications, which later merged with Vela, a subsidiary of Home Shopping Network. FrontLine Communications manufactured emergency alert systems for FCC compliance for the cable and broadcast industries. Prior positions include Chief Financial Officer and co-founder of FrontLine Communications from November, 1996 to March, 1998, Vice-President of Finance for StarNet Development Inc. (SDI) from December, 1995 to November, 1996, and Division Controller/Controller for Dynatech Video Group from March, 1988 to December, 1995. Both StarNet Development Inc. and Dynatech Video Group designed and manufactured high-technology products to address the needs of the cable, broadcast and satellite television industries.

Mr. Manikowski holds a Bachelor of Science degree in Accounting & Finance from Northern Illinois University.

Security Ownership of Management

No Membership Interests are currently issued and outstanding.

FIDUCIARY RESPONSIBILITY OF THE MANAGERS

The Managers are accountable to the Company and to the Members as fiduciaries and therefore must exercise good faith and integrity in handling Company affairs, must not take advantage of the Members, must make full disclosure of their dealings with the Company, and must account to the Company for any benefit or profit derived by them from any transaction connected with the Company entered into without the consent of the Members. Generally, the fiduciary obligations of the Managers are in addition to any of their obligations as set forth under the Operating Agreement.

The Operating Agreement contains provisions which limit the liability of the Managers and their affiliates for breaches of fiduciary duty and provide for indemnification of the Manager and its affiliates for certain matters. See "SUMMARY OF THE OPERATING AGREEMENT – Limitation of Liability and Indemnification.

CONFLICTS OF INTEREST

The Managers are also the Managers to Bayhorse Petroleum. The Managers do not believe that their roles as managers of both the Company and Bayhorse Petroleum raise conflicts because the Company can only invest in net profits interests in prospects of Bayhorse Petroleum and because the interests of the members of both the Company and Bayhorse Petroleum are aligned, that is, the only way that the members of the Company and the members of Bayhorse

Petroleum will receive a return on their investment is if the company is successful in developing wells with commercial production.

DESCRIPTION OF SECURITIES

Membership Interests in a Utah limited liability company are being offered. These Membership Interests are profit-sharing interests as a percentage of a total outstanding Membership Interests. The Membership Interests have certain voting rights as described in the Operating Agreement but shall have no power or authority to direct, manage, control or otherwise participate in the business of the Company. Investors may sell their Membership Interests in an arms-length transaction to existing owners or third parties.

Reports to Investors

We will furnish information to the investors at our annual meetings as required by the Operating Agreement.

INDEMNIFICATION OF MANAGERS

The Managers are accountable to the Company and the Members pursuant to the Utah Revised Limited Liability Company Act and the Operating Agreement.

The Managers do not, in any way, guarantee (a) the return of an investor's Capital Contributions (as defined in the Operating Agreement), (b) a profit from the operations of the Company, or (c) return of the principal amount payable (whether or not with interest) to an investor under a Note. In addition, no Managers and no affiliate of the Managers will be liable to the Company or to any investor for any loss or damage sustained by the Company or any investor (or successor thereto), except to the extent, if any, that the loss or damage will have been the result of gross negligence, fraud, deceit, willful misconduct, or willful breach of the Operating Agreement by the Managers or by such affiliate of the Managers.

In addition, the Company will indemnify the Managers and their affiliates for any loss in connection with its activities (other than solely in its capacity as an Equity Owner, as defined in the Company's Operating Agreement, if applicable) in connection with the management or operations of the Company to the maximum extent permitted under the Utah Revised Limited Liability Company Act, except to the extent the claim for which indemnification is sought results from an act or omission for which the Managers or the affiliates of such Managers may be held liable to the Company pursuant to the Operating Agreement. The Company will indemnify its employees and other agents who are not Managers to the fullest extent permitted by law. Expenses (including legal fees and expenses) incurred by the Managers or by one of their affiliates in defending any claim, demand, action, suit, or proceeding will be paid by the Company in advance of the final disposition of such claim, demand, action, suit, or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Managers to repay such amount if it will ultimately be finally determined by a court of competent jurisdiction and not subject to appeal, that the Managers or such affiliates are not entitled to be indemnified by the Company. A successful claim for such indemnification would deplete the Company's assets by the amount paid and may have a material adverse effect on the results of the Company's operations.

Insofar as indemnification for liabilities arising under the Securities Act or state securities laws may be permitted to the Managers pursuant to the provisions described above, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Securities Act and therefore may be unenforceable.

Members who have questions concerning the duties and rights of the Managers should consult with their own counsel.

SUMMARY OF THE OPERATING AGREEMENT

A summary of certain provisions of the Operating Agreement for the Company follows. This summary is not definitive and is qualified in its entirety by reference to the Operating Agreement. The Operating Agreement should be read carefully in its entirety.

General

The Operating Agreement provides for the investors' admission to the Company as Members and describes the Managers and their relationship to each other and the Company itself. The Managers will manage the Company. An investor's ownership interest will be reflected in the Company's Operating Agreement, which will be provided to each Member.

Purpose

The sole purpose of the Company shall be to acquire a net profits interest in oil and gas properties to be developed by Bayhorse Petroleum. An additional stated purpose in the Company's Articles of Organization is to engage in any lawful business which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets. The Company has no intention to engage in any activities except for the purchase of the net profits interest but as with virtually all companies included in the broad organizational clause in its organizational document to give it as much flexibility as possible.

Term

The Company commenced upon the filing of its Articles of Organization with the Utah Department of Commerce on April 12, 2005, and shall continue until April 1, 2055 or until it is dissolved by the consent of Members holding a majority of the Membership Interests. As provided by the Utah Revised Limited Liability Company Act, the death, retirement, resignation, bankruptcy, dissolution, liquidation or insolvency of a Member shall not dissolve the Company.

Management

The Managers of the Company will have exclusive and complete discretion in the management and control of the Company's business, and the Members will not have any power to participate in, manage or control the business and affairs of the Company other than consent and approval rights for certain decisions. Among other things, the Members holding a majority of the Membership Interests will have the right to approve the disposal of all or substantially all of the assets of the Company, whether the Company will be a party to a merger or conversion; whether the Company may voluntarily file for bankruptcy; whether the Company may do anything inconsistent with its stated business purpose; and whether to dissolve the Company.

The Managers (to the extent permitted by applicable law and the Operating Agreement) will have the authority to execute for and on behalf of the Company any documents or instruments in connection with any transactions relating to the Company's business. According to the Operating Agreement, Managers may only be removed for cause.

Larry Manikowski and Rod Vaughn will be the initial Managers of the Company until January 1, 2007. At that time the Members will elect two new Managers to serve as Managers of the Company. The new Managers may appoint either of the initial Managers to provide operational and accounting services to the Company. In addition, the initial Managers may be elected to serve as Managers.

Manager's Compensation

The Managers will not be entitled to any annual compensation but will be entitled to be reimbursed for any expenses they reasonably incur.

Powers of the Managers

Among many other powers, the Managers may: (i) acquire property from any Person as the Manager may determine. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person shall not prohibit the Manager from dealing with that person; (ii) cause the Company to borrow money, and secure the payment therefor by, among other things, a pledge or assignment of, or security interest in all or any part of the assets then owned or thereafter acquired by the Company; (iii) purchase liability and other insurance to protect the Company's assets and its Business; (iv) invest the Company's funds;

(v) employ professionals; and (vi) do and perform all other acts as may be necessary or appropriate to the conduct of the Company's Business.

Distributions

The distributable cash of the Company will be distributed to the Members in accordance with their Sharing Ratios, which are determined by dividing the amount of an investor's investment by the total investments by all investors. Distributions will be made when determined by the Managers. Distributions in excess of a Member's basis (after allocations of income or gain for the year) are obligated to be returned to the Company, but shall be redistributed to the Member at such Member's option or when the distribution will not exceed such Member's basis in its Membership Interest in the Company.

Transfer of Interests

Except as provided in the Operating Agreement, no Member may transfer all or any part of its Membership Interest.

Without limiting the generality of the foregoing, the effectiveness of any transfer by a Member may be conditioned, in the discretion of the Managers, upon receipt by the Company of such instruments of transfer, assignment and assumption and such other certificates, representations and documents and the performance of such other acts necessary or desirable to accomplish the following: (i) constitute the successor-in-interest as an Economic Interest Owner or a Member; (ii) confirm that the successor-in-interest is either an Economic Interest Owner or Member; (iii) confirm that the successor-in-interest has accepted, assumed and agreed to be subject to and bound by the Operating Agreement; (iv) preserve the Company under the laws of the jurisdictions in which the Company is qualified, organized or does business; (v) assure that the transfer does not "terminate" the Company for federal income tax purposes; (vi) maintain the status of the Company as a partnership for federal tax purposes; and (vii) assure compliance with any applicable state and federal laws, including securities laws and regulations.

Except as provided in the Operating Agreement, no transferee of all or any part of a Member's Membership Interest shall become a substitute Member without the prior written consent of Members holding a majority of the Units, which consent may be granted or withheld in the sole discretion of such Members. A transferee who does not become a substitute Member will have only the right to receive the transferor's share of distributions and allocations pursuant to the Operating Agreement.

Amendments

The Operating Agreement may be amended by a favorable vote of Members holding two-thirds of the Membership Interests. The amendment shall be valid and binding on Members despite not voting for the amendment so long as the amendment would not have a Material Adverse Effect on those nonconsenting Members ("Affected Members"). For purposes of amendments, a "Material Adverse Affect" is any material modification of the relative rights to distributions of the Affected Members if and only if such modification has a disproportionate effect on the distributions of the Affected Members. Notwithstanding the foregoing, no increase or decrease of the number of outstanding units that affects all Members in the same way shall be considered a Material Adverse Affect.

In addition, amendments may be made to the Operating Agreement by the Managers, without the consent of any Members, (i) to cure any ambiguity, or to correct or supplement any provision in the Operating Agreement which may be inconsistent with any other provision therein; (ii) to delete or add any provision of the Operating Agreement required to be so deleted or added by a state "Blue Sky" commissioner or similar official, which addition or deletion is deemed by such commission, agency or official to be for the benefit or protection of the Members; and (iii) to revise the Operating Agreement as necessary to comply or conform with any revisions in applicable laws governing the Company.

Books of Account and Reporting Requirements

The Company will be required to maintain complete books of account on the accrual method of accounting. The Company's books of account will be available for inspection by any Member or its representative.

The fiscal year of the Company for tax and financial purposes shall be the calendar year, unless a different fiscal year is required by the Code. The Company shall provide to each Member copies of the Company's tax returns, or pertinent information therefrom, within a reasonable amount of time after the end of the fiscal year.

Tax and Accounting Matters

Larry Manikowski shall serve as the Tax Matters Partner of the Company, and all expenses incurred by Mr. Manikowski in connection therewith shall be deemed Company expenses.

Withdrawal

No Member shall have the right to receive the fair value of its interest in the Company upon withdrawal from the Company. Upon withdrawal from the Company, a Member shall become an Economic Interest Owner, as defined above.

Power of Attorney

Each Member will grant to the each Manager a power of attorney to execute documents deemed by the Managers to be necessary or convenient to complete any authorized amendment to the Operating Agreement, transfers of Membership Interests, or reorganizations or dissolutions of the Company, to the carrying on of the Company's business or as required in connection with the qualification and continuance of the Company.

ERISA CONSIDERATIONS

Employee Benefit Plan Regulations

The Company intends that an investment in Membership Interests will be a permissible investment for profit sharing, pension or other retirement trusts, including individual retirement accounts ("IRAs") (collectively, "employee benefit trusts") subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In considering an investment in the Company, however, a fiduciary of an employee benefit trust should take into account the facts and circumstances of each trust. In particular, the fiduciary of such a trust must consider whether an investment in the Company meets the prudence and diversification requirements of ERISA and is consistent with applicable rules and regulations prohibiting certain transactions between the trust and parties related to the trust, any fiduciary of the trust or the employer that sponsors the trust. *See* ERISA § 406. Each fiduciary should also consider, among other things, the definition of "plan assets" under ERISA and the Department of Labor ("DOL") regulations. *See* DOL Regulations § 2510.3-101.

At the time of this offering there is no guidance on whether the net profits interest in the prospects to be developed by Bayhorse Petroleum will be deemed to be an equity interest in Bayhorse Petroleum. It is possible that a net profits interest will be deemed to be an equity interest of Bayhorse Petroleum. Under DOL regulations, when an employee benefit trust subject to ERISA acquires an equity interest (such as Membership Interests) in an entity (such as the Company) that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the employee benefit trust generally include not only such equity interest, but also an undivided interest in each of the underlying assets of such entity, unless it is established that (a) ownership of each class of equity interest in the entity by employee benefit trust Members has a value in the aggregate of less than 25% of the total value of such class of equity interest then outstanding, determined on the date of the most recent acquisition of any equity interest in the entity; or (b) the entity is an "operating company" as defined in DOL regulations.

It is unlikely that less than 25% of the Company's Membership Interests will be held by employee benefit plan trusts, and the Company does not qualify as an operating company under DOL regulations. Accordingly, if the net profits interest is deemed to be an equity interest in Bayhorse Petroleum, the employee benefit trust may be deemed to hold the interests in Bayhorse Petroleum. In that case, such employee benefit trust will have fiduciary responsibilities with respect to Bayhorse Petroleum assets and daily operations.

Fiduciaries Under ERISA

Members that are fiduciaries of benefit plans ("qualified plans"), including IRAs, that are intended to qualify for favorable tax treatment under section 401 et. seq. and 501 of the Code ("qualified plans") are subject to certain requirements under ERISA. These requirements include the duty to discharge their responsibilities solely in the interest of, and for the benefit of, the qualified plan's participants and beneficiaries, or for the IRA owner and beneficiaries. A fiduciary must: (a) perform its duties with the skill, prudence and diligence of a prudent person; (b) diversify the qualified plan's or IRA's investments so as to minimize the risk of large losses; and (c) act in accordance with the qualified plan's or IRA's governing documents. Fiduciaries of qualified plans include anyone who exercises any authority or control over the management or disposition of the funds or other property of the qualified plan. Similarly, the DOL has provided that if an individual has authority to direct investment in an IRA, then that individual is a fiduciary of the IRA. For example, any person responsible for choosing a qualified plan's or IRA's investments (or who is a part of a committee that is responsible for choosing a qualified plan's investments) is a fiduciary of the qualified plan or IRA. Also, an investment professional who renders or who has the authority or responsibility to render investment advice regarding the funds or other property of a qualified plan or IRA is a fiduciary of that qualified plan or IRA, along with any other person with special knowledge or influence with respect to a qualified plan's or IRA's investment or administrative activities. A person subject to ERISA's fiduciary rules with respect to a qualified plan or IRA should consider these rules in the context of the particular circumstances of the qualified plan or IRA before authorizing or making an investment in Membership Interests with a portion of the qualified plan's or IRA's assets.

By acquiring the Membership Interests, the Member-investor is directing the employee benefit trust's investment as a fiduciary of its employee benefit trust. If such a Member controls the investment to benefit him or herself individually (either directly or indirectly) in his or her capacity as a member of Bayhorse Petroleum, there is a prohibited transaction under Code Section 4975 and ERISA Section 406. Thus, if an individual who self-directs an IRA is also an owner in Bayhorse Petroleum, a prohibited transaction will result. A prohibited transaction will not occur if the Member acquires Membership Interests both through his or her self-directed IRA and as an individual Member-investor. If there is a prohibited transaction then as of the first day of the taxable year in which the transaction takes place all assets of the IRA become 100% immediately taxable. If the employee benefit trust owner is a benefit plan and is sufficiently related to a Bayhorse Petroleum member under the prohibited transaction rules, the benefit plan would have engaged in a prohibited transaction subject to an excise tax.

FEDERAL INCOME TAX CONSIDERATIONS

NEITHER THE FOLLOWING DISCUSSION, NOR THE ABOVE DISCUSSION OF "FEDERAL INCOME TAX RISKS," WAS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER. THE DISCUSSIONS WERE WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF AN INVESTMENT IN MEMBERSHIP INTERESTS IN THE COMPANY. EACH PROSPECTIVE MEMBER SHOULD SEEK ADVICE BASED ON THE PROSPECTIVE MEMBER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE COMPANY, THE MANAGERS AND THEIR AFFILIATES, AND COUNSEL OR OTHER PROFESSIONAL ADVISORS ENGAGED BY ANY OF THEM SHOULD NOT BE VIEWED AS PROVIDING ANY GUARANTEE IF FOR ANY REASON IT SHOULD BE DETERMINED THAT ANY TAX CONSEQUENCES CONTEMPLATED TO BE AFFORDED TO THE MEMBERS AS A RESULT OF THE PROPOSED INVESTMENT ARE NOT AVAILABLE IN WHOLE OR IN PART. PROSPECTIVE MEMBERS MUST LOOK SOLELY TO AND RELY UPON THEIR OWN ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE MEMBERSHIP INTERESTS.

The following discussion is a general summary only of the United States federal income tax considerations of the Company and the tax effects on the Members. It is impractical to comment on all the tax consequences of an investment in the Company or the Company's contemplated operations. The consequences may vary depending on a Member's particular circumstances. The discussion is directed primarily to individuals who are citizens or residents of the United States and entities that are generally exempt from U.S. federal income taxation under Sections 408(e) and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code") ("Tax-Exempt Members"). The federal income tax consequences of an investment in the Company by Persons who are not individual citizens or residents of the United States or Tax-Exempt Members would be substantially different from those discussed below. In addition, any particular Member may be subject to various facts and circumstances that are applicable only to that Member and that may give rise to additional considerations. The following discussion generally does not address any of these additional considerations. In addition, an investment in Membership Interests may have state, local, Native American tribal, and foreign tax consequences to a particular Member that are not discussed below. Accordingly, each prospective Member is urged to consult with its tax advisor before purchasing Membership Interests, with specific reference to the effect of the prospective Member's particular facts and circumstances on the matters discussed in this Memorandum.

The tax considerations discussed herein are based on existing provisions of the Code, existing Treasury Regulations (final, temporary, and proposed), published interpretations of the Code and regulations by the Internal Revenue Service (the "IRS"), and existing court decisions, any of which could be changed or become inapplicable at any time. Any new legislation, judicial decisions, regulations, or other pronouncements may apply retroactively to transactions prior to the date of such changes and could significantly modify the statements made and tax considerations discussed in this Memorandum.

EACH PROSPECTIVE MEMBER IS ADVISED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL, NATIVE AMERICAN TRIBAL, AND FOREIGN INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE COMPANY.

A portion of the following discussion focuses on the characterization of income or losses under various rules as ordinary income or loss or capital gain or loss. At the present time, the marginal rate of federal income tax applicable to long-term capital gains may be significantly more favorable for an individual taxpayer, depending upon income level, than the rate on ordinary income. Corporations, on the other hand, are taxable at the same rates on ordinary income and capital gains.

Partnership Taxation

Classification of the Company as a Partnership. In order for the anticipated tax consequences of an investment in Membership Interests to materialize, the Company must be classified as a partnership for federal income tax purposes and not as an association or "publicly traded partnership" taxable as a corporation. Any references in the following discussion to partnerships relate only to organizations treated as partnerships for federal income tax purposes.

Treasury Regulations under Section 7701 of the Code provide that a domestic business entity other than a "corporation" or "publicly traded partnership" may elect to be treated as a partnership or an association (taxable as a corporation) for federal income tax purposes. Treasury Regulation Section 301.7701-2 defines "corporations" to include corporations denominated as such under applicable law, associations, joint stock companies, insurance companies and other entities distinguishable from the Company. Under a default rule in the Treasury Regulations, a limited liability company with more than one interest holder, such as the Company, will be classified as a partnership for federal income tax purposes unless it affirmatively elects to be treated as an association taxable as a corporation. The Company will not elect to be treated as an association taxable as a corporation for federal income tax purposes.

The Managers believe that the Company will be treated as a partnership for federal income tax purposes because:

- Company will be organized and operated in accordance with all applicable state statutes and the Operating Agreement;
- the Company will have more than one interest holder; and
- the Company will not elect to be classified as an association taxable as a corporation under Section 7701 of the Treasury Regulations.

No assurance can be given that the Company will not lose its partnership status as a result of future changes in the law or other facts.

The classification of the Company as an association taxable as a corporation for federal income tax purposes would have a material adverse effect on the Members. If the Company were determined to be taxable as a corporation, its income, deductions, and credits would be reported by the Company and not by its Members and the Company would be taxed directly on any net income, reducing the amount of net income available for distribution to the Members. Distributions to Members would be treated as taxable dividends to the extent of the Company's current and accumulated earnings and profits, but, with respect to the Company's Tax-Exempt Members, would not generally be treated as unrelated business taxable income, unless the Tax-Exempt Member incurred indebtedness in connection with the acquisition of all or a portion of its Membership Interest. In that case, all or a portion of the distribution would be taxable to the Tax-Exempt Member as unrelated business taxable income. See "Federal Income Tax Considerations – Tax-Exempt Members – Unrelated Business Taxable Income."

Section 7704 of the Code treats certain "publicly traded partnerships" as corporations for federal income tax purposes. Section 7704 defines a publicly traded partnership as a partnership in which the partnership interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The rule taxing publicly traded partnerships as corporations, however, is specifically inapplicable to a partnership for any year if at least 90% of the partnership gross income for such year and all preceding years consists of, among other things, interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas and gains from the sale of assets used to generate that income. The Managers believe that the Company should not be taxable as a corporation under the "publicly traded partnership" rules of Section 7704 of the Code, because:

- At least 90% of the Company's gross income in each taxable year should consist of interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas or gains from the sale of assets used to generate that income.

- The Managers do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests.
- The Managers are not aware of any current public or secondary market, or substantial equivalent of such a market, for Membership Interests and do not anticipate that any such market will develop.
- The Managers will enforce the restriction on transfers in the Operating Agreement to prevent the Company from qualifying as a "publicly traded partnership."

There can be no assurance, however, that the IRS will not assert that the Company is a "publicly traded partnership" subject to treatment as a corporation under Section 7704 of the Code.

THE FOLLOWING DISCUSSION IS PREDICATED ON THE ASSUMPTION THAT THE COMPANY WILL BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES AND WILL NOT BE CLASSIFIED AS A "PUBLICLY TRADED PARTNERSHIP."

Taxation of Members. The Company should be classified as a partnership for federal income tax purposes and, as such, will not be taxable on its income. Instead, each Member will be required to report on its federal income tax or information return for the taxable year in which the Company's taxable year ends the Member's distributive share of Company income, gain, loss, deduction, and credit, irrespective of any actual cash distributions made to the Member during the year. Thus, each Member who is not a Tax-Exempt Member may be required to report and pay tax on income that the Company has earned but not distributed to him or her. This may occur, for example, if the Company uses revenues to make nondeductible expenditures, including purchasing net profits interests in oil and gas prospects acquired by Bayhorse Petroleum.

A Member's share of any partnership losses in a taxable year may be applied against his or her income from other sources only to the extent of the tax basis of his or her interest in the partnership and to the extent permitted under the "at risk" and, if applicable, "passive activity" limitations. See "Federal Income Tax Considerations – Taxable Members – Investment Treatment" and "–Basis and At Risk Limitations."

A Member will not generally be taxable on a distribution of cash to the Member unless the amount of the distribution exceeds the Member's basis in his or her Membership Interest. Any such excess should generally be taxable as capital gain, assuming the Membership Interest is held as a capital asset. But if any portion of the distribution is considered to be in exchange for the Member's interest in ordinary income items, including potential recapture of depletion, that portion will be taxable as ordinary income even if the amount of the distribution does not exceed the Member's tax basis in his or her Membership Interest. In addition, a Member could recognize income if cash distributions cause his or her at-risk amount to be reduced below zero. See "Federal Income Tax Considerations – Taxable Members – Basis and At Risk Limitations."

The Company will use the calendar year and accrual method of accounting for federal income tax purposes. The IRS, however, could require the Company to treat particular items of income, gain, loss, or deduction under a different method of accounting if it determines that the use of the accrual method with respect to that item does not clearly reflect income. A change in the method of accounting could defer deductions or accelerate income.

Allocations. Under the Operating Agreement, all items of Company income, gain, loss, deduction, and credit are generally allocated in a manner that will achieve capital account balances that allow for the cash distributions described in this Memorandum.

The Company will maintain a capital account for each Member, which will be credited (increased) by the Member's contributions to the Company and the items of income and gain allocated to the Member. The capital account will be debited (reduced) by all distributions and all deductions and losses allocated to the Member. On the dissolution and liquidation of the Company, each Member will be entitled, after payment or provision for debts and liabilities and adjustment of the Members' capital accounts for any unrealized gain or loss in properties to be distributed in kind, to receive assets equal in value to the Member's respective positive capital account balance, if any, as so adjusted.

Members are not obligated to restore deficit capital account balances following the liquidation of their respective interests in the Company. Instead, the Operating Agreement provides for modifications in the allocations described above, if necessary, to prevent or eliminate any deficit capital account balance for any Member, taking into account reasonably expected deductions and distributions in subsequent years.

Company allocations of income, gain, loss, deduction, and credit among Members are generally governed by Section 704(b) of the Code. Section 704(b) provides that partnership allocations will be recognized for federal income tax purposes if they have "substantial economic effect" or are made, or deemed made, in accordance with the Members' respective interests in the Company, determined by taking into account all relevant facts and circumstances. An allocation of an item that does not have substantial economic effect will be reallocated among the Members in accordance with their interests in the Company.

Treasury Regulations Section 1.704-1(b) indicates that allocations will have economic effect if, throughout the term of the partnership, (a) they are reflected in the partners' capital accounts, (b) the capital accounts are respected on liquidation of the partnership, and (c) a partner with a deficit in his or her capital account after the distribution of liquidation proceeds is required to restore the amount of the deficit to the partnership. If requirements (a) and (b) are satisfied but requirement (c) is not, an allocation may nevertheless be considered to have economic effect if the allocation does not cause or increase a deficit in the recipient partner's capital account balance, determined after taking into account certain reasonably anticipated deductions and distributions, and the partnership agreement contains a "qualified income offset," which provides that a partner who unexpectedly receives an adjustment, allocation or distribution that causes or increases a deficit balance will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance as quickly as possible.

Because:

- the allocations of items of income, gain, loss, and deduction under the Operating Agreement will be reflected in the Members' capital accounts,
- the capital accounts will be recognized upon liquidation of the Company, and
- the Operating Agreement contains a "qualified income offset" provision,

the allocations in the Operating Agreements will likely have economic effect under Section 704(b).

The economic effect of an allocation will be "substantial" if there is a reasonable possibility that the allocation will substantially affect the dollar amounts to be received by the Members from the Company, independent of tax consequences. Although the determination of whether economic effect is "substantial" is a question of fact that may depend in part on the timing of income and deductions and on consideration of the Members' nonpartnership tax attributes, under present facts and circumstances, and except as noted below, the economic effect of the allocations under the Operating Agreement will likely be considered to be substantial under Section 704(b) and regulations promulgated thereunder.

The Managers believe that, except as discussed in the previous paragraph and below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes.

Elections and Returns. The Company will be subject to the partnership provisions of the Code and to similar provisions of any applicable state income tax laws. The Company will adopt the accrual method of accounting and calendar year as its taxable year for income tax purposes. By April 1 of each year, each Member will receive a report showing such information as may be deemed necessary to enable the Member to prepare and file his, her, or its federal or state income tax or information returns.

While no federal income tax is required to be paid by an organization classified as a partnership for federal income tax purposes, the Company must file federal income tax information returns, which are subject to audit by the IRS. Any such audit may lead to adjustments, in which event the Members may be required to file amended federal income or information tax returns. Any such audit also may lead to an audit of a Member's, or an affiliate of a Member's, tax or information returns and adjustments to items unrelated to an investment in Membership Interests.

Determinations of Company Items at Company Level and Consistency Requirement. For purposes of reporting, audit, and assessment of additional federal income tax, the tax treatment of "Company items" is determined at the Company level. Each Member must generally treat Company items on their federal income tax or information returns consistently with the treatment of the items on the Company's information return, unless the Member files a statement with the IRS identifying the inconsistency or otherwise satisfies the requirements for waiver of the consistency requirement. Failure to satisfy this requirement will result in an adjustment to conform the Member's treatment of the item with the treatment of the item on the Company return. Intentional or negligent disregard of the consistency requirement may subject a Member to substantial penalties.

In general, however, the IRS cannot make adjustments to Company items of an individual Member without first conducting an administrative proceeding at the Company level as to the correctness of the Company's treatment of the item. A Member may not file suit for a credit or refund arising out of a Company item without first filing a request for an administrative proceeding by the IRS at the Company level. Members are entitled to notice of these administrative proceedings and decisions made at the proceedings, except in the case of Members with less than a 1% profits interest if the Company has more than 100 members. If a group of Members having an aggregate profits interest of 5% or more in the Company so requests, however, the IRS must also mail notices to a Member appointed by that group to receive notice. All Members, whether or not entitled to notice, are entitled to participate in the administrative proceedings at the Company level. All Members in the Company, including those not entitled to notice, may be bound by a settlement reached by the Company's "tax matters partner," who will be Larry Manikowski. If a proposed tax deficiency is contested in any court by any Member or by the tax matters partner, all Members in the Company may be deemed parties to that litigation and bound by the result reached therein.

Adjustment of Basis in Company Assets. Upon the sale of Membership Interests, the Company's basis in its assets will be adjusted with respect to the purchaser to reflect the gain or loss realized by the selling Member on the sale only if the Company has made an election under Section 754 of the Code or if the

Company's adjusted basis in the Member's share of Company property exceeds the fair market value of that property by more than $250,000. As a result of the tax accounting complexities inherent in, and the substantial expense attendant to, the election to adjust the tax basis of Company property on sales of Membership Interests, the Managers do not currently intend to make this election on behalf of the Company. The absence of any such election and of the power to compel the making of such election other than by a Majority Interest of Members may reduce the value of interests to a potential transferee and may be an additional impediment to the transferability of Membership Interests. In any event, the Company may nevertheless be required to undertake the expense of adjusting the tax basis of Company property upon the sale of Membership Interests if the fair market value of Company property declines below the Company's adjusted basis in the property.

Requirement to Notify Company of Transfers. A Member who sells his or her Membership Interest must notify the Company of the transaction. This notice must be given in writing within 30 days of the sale, or, if earlier, by January 15 of the year following the year in which the sale occurs, and must include the names and addresses of the buyer and seller, the taxpayer identification numbers of the buyer and seller, if known, and the date of the sale. A Member who fails to furnish the relevant information to the Company may be penalized $50 for each such failure, unless it is shown that the failure was due to reasonable cause and not willful neglect. In addition, the Company will be required to notify the IRS of any sale of Membership Interests of which it has notice or knowledge and to report the names, addresses, and taxpayer identification numbers of the buyer and seller, along with other required information. The Company is also required to provide copies of the information it provides to the IRS to the buyer and seller. Members should consult with their own tax advisors, however, regarding their particular reporting requirements.

Taxable Members

Basis and At Risk Limitations. A Member may not deduct in any year any amount attributable to his or her share of Company losses (if any) that exceeds his or her adjusted tax basis in his or her Membership Interest at the end of the Company tax year. A Member's initial adjusted tax basis in his or her Membership Interest will equal his or her cash contributions to the Company. The Member's basis will be increased by any additional cash contributions when made, by the Member's distributive share of the Company's income and gain and by his or her share of certain Company borrowings. The Member's basis will be decreased, but not below zero, by distributions from the Company, the Member's distributive share of Company losses, depletion deductions on his or her share of the oil and gas income of the Company, and any decrease in his share of Company borrowings. Decreases in a Member's share of liabilities that have given rise to a basis increase will be treated as distributions of cash and will thus reduce basis.

In addition to the limitation of losses to a Member's adjusted tax basis, losses allocable to a Member in excess of allocable income during a taxable year may be deducted only to the extent the Member is "at risk" at the close of the taxable year. A Member will be at risk with respect to the amount of money he or she contributes to the Company, assuming the Member uses his or her personal funds to make the contribution or borrows the funds on a recourse basis from a lender unrelated to the Company, and amounts borrowed for use in the Company for which the Member is personally liable. The at-risk amount will be increased by the Member's share of Company income and gains and the amount by which the Member's percentage depletion deductions with respect to Company property exceed the Member's share of the basis of such property. A Member will not be at risk with respect to amounts protected against loss through nonrecourse financings, guarantees, stop-loss agreements, or "other similar arrangements" or with respect to amounts borrowed from other parties having an interest in the Company, family members or other related parties. The at-risk amount is reduced by the amount of the allowable losses for the taxable year, the amount of distributions made to the Member and the Member's depletion deductions, and the reduced amount determines the extent to which losses sustained in future years will be deductible. Any loss disallowed as a result of the application of the at-risk provisions may be deducted in future years to the extent the Member increases his or her amount at risk. Losses deducted in any year are subject to recapture in a later year at ordinary-income rates in the event, and to the extent, a taxpayer's adjusted amount at risk falls below zero.

The at-risk limitation applies on an activity-by-activity basis, which can prevent a Member from utilizing the Member's share of losses or deductions attributable to a particular activity conducted by the Company even though the Member has a positive at-risk amount with respect to the Company as a whole. Until further guidance is issued by the Internal Revenue Service, however, Members should be able to aggregate and treat as a single activity for purposes of the at-risk rules all of the net profits interests acquired by the Company.

Investment Treatment. The Company's activities will be limited to acquiring and holding for investment net profits interests in oil and gas prospects purchased by Bayhorse Petroleum. Accordingly, the Managers believe that the Company will not be considered engaged in a trade or business. If the IRS were successfully to contend, however, that the Company were a dealer in net profits interests or that, rather than acquiring a net profits interest, it had in fact acquired a working interest in Bayhorse Petroleum's oil and gas prospects or an interest in the capital or profits of Bayhorse Petroleum itself, then the Company would be considered engaged in a trade or business.

In that case, income or loss attributable to a Member's Membership Interest may constitute "net earnings from self-employment" for self-employment tax purposes. In addition, because the Managers will have exclusive and complete discretion in the management and control of the Company, Members would not be considered to materially participate in the trade or business. Consequently, Membership Interests would be considered interests in a passive activity (i.e., an activity involving the conduct of a trade or business in which the taxpayer does not materially participate), and the taxable Members' distributive shares of the Company's losses and deductions would be subject to the passive activity loss limitations. Under these limitations, a Member's share of losses and deductions from the Company could be deducted only to the extent of the Member's share of income from the Company and any income from other passive activities. Passive activity losses that cannot be utilized because of the passive activity loss limitations may be carried forward to offset passive activity income in subsequent years and (subject to any other limitations that may apply) deducted in full in the year in which the Member disposes of his or her entire Membership Interest to an unrelated person in a fully taxable transaction.

Additional passive-activity-loss limitations would apply if the Company were considered a publicly traded partnership for purposes of the passive activity loss rules, the most significant of which is that a Member could deduct his or her share of losses and deductions from the Company only against his or her share of passive activity income from the Company. The definition of "publicly traded partnership" for these purposes is generally the same as the definition of "publicly traded partnership" in Section 7704 of the Code, except that this special provision does not include the 90% gross income exception. See "—Partnership Taxation – Partnership Classification." Given the anticipated lack of public trading or public markets for the interests, the Managers do not believe that, even if the passive activity loss rules were held to apply to an investment in the Company, the Company would be treated as a "publicly traded partnership" for purposes of these rules.

Limitations on Interest Deductions. Generally, a taxpayer may deduct "investment interest" only to the extent of his or her "net investment income." The taxpayer may carry forward any unused investment interest to later years when he or she has additional net investment income. Investment interest is interest paid on debt incurred or continued to acquire or carry property held for investment, including a Membership Interest in the Company. Net investment income includes gross income and gains from property held for investment reduced by any expenses directly connected with the production of the income and gains. To the extent interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to limitation under the passive activity rules, not the investment interest limitation rules.

Interest expense on debt used by a taxpayer to purchase or carry an interest in a passive activity will be taken into account in computing the taxpayer's income or loss from the passive activity. There are detailed tracing and allocation rules with respect to the allocation of interest expense to specific expenditures. As a result, the deductibility of interest expense by a Member will depend on the Member's personal tax situation. The Managers do not believe that Membership

Interests in the Company will be considered interests in a passive activity but can give no assurance that the IRS will agree with this conclusion. Thus, prospective Members who contemplate using borrowed funds to purchase Membership Interests are urged to consult with their tax advisors with respect to the application and interaction of the investment interest and passive activity limitations.

Administrative Costs. The Managers generally intend to take the position that administrative costs reimbursed to the Managers are deductible in the year of payment. To the extent that an administrative cost is determined to constitute an organization, syndication, or other nondeductible cost, it will not give rise to a deduction in the year of payment but will instead be deductible (if at all) only over some period of time. This will be the case with respect to syndication expenses, placement fees, and due diligence fees. The determination of the portion (if any) of the administrative cost that is deductible and the timing of any such deduction are factual issues.

Sale of Property. When the Company sells property, it will recognize gain to the extent that the amount realized on the sale exceeds its basis in the property, and it will recognize loss to the extent that its basis exceeds the amount realized. In the case of a sale of a net profits interest, each taxable Member will compute his or her gain or loss individually based on his or her share of the amount realized, as allocated to him or her under the Operating Agreement, and his or her share of the basis in the property. The amount realized will include the amount of money received and the fair market value of any other property received. If the purchaser assumes a liability in connection with the sale or takes the property subject to a liability, the amount realized will include the amount of the liability.

If gain is recognized on the sale, the portion of the gain that is treated as recapture of depletion deductions will be treated as ordinary income and the remainder will generally constitute capital gain or loss. Each taxable Member will be required to report his or her share of the portion of the gain that constitutes recapture as ordinary income and must also take into account his or her share of the capital gain or loss. For individual Members, gains from the sale of long-term capital assets (*i.e.*, capital assets held for more than a year) are currently subject to a maximum federal income tax rate of 15%. Unless Congress takes further action, however, this rate will increase to 20% for tax years beginning after December 31, 2008. Capital losses in any year are generally deductible only to the extent of any capital gains plus, in the case of noncorporate Members, ordinary income of up to $3,000. Individual Members may carry forward unused losses indefinitely. Corporate Members are subject to tax on net capital gains at regular tax rates, including the phase-out of graduated rates for high income corporations. Corporate Members may carry back unused losses three years and carry forward any excess for five years after the loss year.

Termination of the Company. When the Company terminates, each taxable Member will be taxable, in the taxable year in which the termination occurs, on his or her share of Company income, gain, loss, and deduction arising prior to the date of termination. Members must also take into account their shares of gains or losses resulting from the sale or other disposition of Company assets in liquidation of the Company.

Upon the termination of the Company, each Member will be required to recognize gain to the extent that the amount of money distributed to him or her exceeds the basis of his or her interests or his or her amount at risk with respect to the Company. See "Federal Income Tax Considerations - Basis and At Risk Limitations." A Member will recognize no loss unless he or she receives only money, unrealized receivables, and inventory. In such a case, the Member could recognize loss to the extent that the basis of his or her Membership Interest exceeds the aggregate of the money and the basis to the Company of the property received. If, however, a Member receives more or less than his or her share of ordinary income items, including potential recapture of depletion deductions, the Member will be required to recognize ordinary income or loss to that extent.

A Member's basis in any distributed property will be equal to the basis of his or her Membership Interest, reduced by any money received. The Member's basis will first be allocated to ordinary income assets in an amount equal to the Company's basis in those assets, which will generally be zero. Any remaining basis will be allocated, in general, to other properties to the extent of the Company's basis in those properties, subject to reallocation among properties to reduce the disparity between the basis and the value of properties to the extent possible.

Thus, basis increases are allocated to properties with unrealized appreciation and basis decreases are allocated to properties with unrealized depreciation. Any basis adjustment remaining after the Company's basis has been fully carried over and reallocated is first allocated among those properties with unrealized appreciation to the full extent of each property's unrealized appreciation. To the extent the increase is not fully allocated at this point, it is allocated in proportion to the properties' respective fair market values.

Sale of Membership Interests by Taxable Members. When a taxable Member sells a Membership Interest, the Member will recognize gain or loss measured by the difference between the amount realized on the sale and his or her basis in the Membership Interest sold. The Member's amount realized will be the selling price plus his or her share of any liabilities that increased his or her basis in the Membership Interest. For a discussion of the computation of the tax basis in Membership Interests, see "Federal Income Tax Considerations – Basis and At Risk Limitations."

To the extent the portion of the amount realized attributable to ordinary income items (including potential recapture of depletion) exceeds the portion of the basis allocable to those items, which will generally be zero, the gain will be ordinary income. Therefore, a substantial portion of any gain realized upon the sale of Membership Interests may constitute ordinary income. So long as a Member holds his or her Membership Interests as a capital asset (generally, an asset held as an investment), the remainder of the gain will be capital gain and any loss will be capital loss. The Member will be required to recognize the full amount of the ordinary income portion even if it exceeds the overall gain on the sale (in which event the Member will also recognize capital loss to the extent the ordinary income exceeds the overall gain) or there is an overall loss on the sale (in which event the Member will recognize an offsetting capital loss equal to the ordinary income portion and an additional capital loss equal to the overall loss on the sale).

Net capital gains of individual taxpayers are currently taxed at a maximum statutory rate (generally 15% for 2005 for capital assets held for more than 12 months) that is less than the maximum statutory rate applicable to other income recognized in 2005 (35%). Net capital gains means the excess of net long-term capital gains over net short-term capital losses.

Tax-Exempt Members

Unrelated Business Taxable Income. Sections 511 through 514 of the Code impose a tax on the "unrelated business taxable income" of organizations otherwise exempt from tax under Sections 501(a) and 408(e) of the Code. Entities subject to the unrelated business income tax include qualified employee benefit plans, such as pension and profit-sharing plans, Keogh plans, and individual retirement accounts ("IRAs"). Other charitable and tax-exempt organizations are also generally subject to the unrelated business income tax.

A Tax-Exempt Member that does not directly conduct an unrelated trade or business may nevertheless derive unrelated business taxable income if it is a partner of a partnership that conducts (or is treated as conducting) a trade or business that, with respect to the Tax-Exempt Member, is an unrelated trade or business (generally, a business the conduct of which is not substantially related to the exercise or performance by the entity of the purpose or function constituting the basis for its exemption). In that case, the Tax-Exempt Member is taxable on its share (whether or not distributed) of the gross income of the partnership from the unrelated trade or business, less its share of deductions directly connected with the gross income, to the extent its unrelated business taxable income from all sources exceeds $1,000.

In determining the unrelated business taxable income, a Tax-Exempt Member may generally exclude passive investment income, including royalties, whether measured by production or by gross or taxable income (e.g., net profits interests in oil and gas properties), and gains on the sale, exchange, or other disposition of assets held for investment. Income otherwise excludable from the definition of unrelated business taxable income, however, may be includable as unrelated business taxable income if the property to which the income is attributable is subject to acquisition indebtedness (generally, indebtedness incurred in acquiring or improving the property). The portion of the income from debt-financed property treated as unrelated business taxable income is based on the ratio of the average acquisition indebtedness to the average amount of the property's adjusted basis.

If the taxable year of the Tax-Exempt Member is different from the Company's taxable year, the amounts to be included or deducted in computing the unrelated business taxable income are based on the income and deductions of the Company for any taxable year of the Company ending within or with the taxable year of the Tax-Exempt Member.

In general, the receipt of unrelated business taxable income by a tax-exempt entity has no effect on the entity's tax-exempt status or on the exemption from tax of its other income. In certain circumstances, however, the continual receipt of unrelated business taxable income may cause certain tax-exempt entities to lose their exemptions. Moreover, for certain types of tax-exempt entities, including charitable remainder trusts, the receipt of any unrelated business taxable income may cause all of the entity's income to be subject to tax.

Every Tax-Exempt Member, including an IRA, that is subject to tax on its unrelated business taxable income must file a tax return on IRS Form 990-T for each taxable year that the Tax-Exempt Member has gross income of at least $1,000 from an unrelated trade or business. In the case of an IRA that is a partner in a partnership subject to partnership-level audit rules, such as the Company, the IRA's distributive share of items of gross income and gain is treated as equal to the IRA's distributive share of the taxable income of the partnership.

Under the Operating Agreement, the Managers are not authorized to cause the Company to conduct any activities other than purchasing net profits interests in oil and gas prospects acquired by Bayhorse Petroleum. For federal income tax purposes, a net profits interest is an interest in minerals in place that is defined as a share of gross production measured by net profits from operation of the property. Although the income accruing to the net profits interest is reduced by specified development and operating costs, the interest bears those expenses only to the extent of its share of the income. It is not required to pay out, advance, or become liable for those costs, as is a working interest. The Managers intend to purchase net profits interests for investment purposes, rather than resale, and they are not authorized to cause the Company to incur indebtedness for any purpose, including to acquire the net profits interests. Further, the Company will not be considered a state-law member of Bayhorse Petroleum, and the parties do not intend that the Company will be treated as a partner of Bayhorse Petroleum for federal income tax purposes. The Company therefore believes that it will not be treated as having acquired a working interest in oil and gas prospects acquired by Bayhorse Petroleum, or an interest in the capital or profits of Bayhorse Petroleum, as a result of acquiring the contemplated net profits interests. Accordingly, the Company believes that its assets will be invested in such a manner that no Tax-Exempt Member will derive unrelated business taxable income with respect to its interest in the Company, unless the Tax-Exempt Member finances the acquisition of all or a portion of its Membership Interest with debt.

There can be no assurance, however, that the IRS will agree with the Company's conclusions. In particular, if the IRS were successfully to contend that the net profits interests acquired by the Company were working interests in the oil and gas prospects, or interests in the capital or profits of Bayhorse Petroleum, then the Company would be considered engaged a trade or business. In that case, a Tax-Exempt Member would be taxable on its share of the Company's gross income (whether or not distributed), less its share of deductions directly connected with the gross income, to the extent that its unrelated business taxable income from all sources exceeds $1,000. THE REMAINDER OF THIS DISCUSSION ASSUMES THAT THE COMPANY WILL ACQUIRE ONLY NET PROFITS INTERESTS FROM BAYHORSE PETROLEUM, AND THAT IT WILL NOT BE CONSIDERED TO ACQUIRE WORKING INTERESTS OR AN INTEREST IN THE CAPITAL OR PROFITS OF BAYHORSE PETROLEUM.

Regardless of whether the Company conducts a trade or business that is an unrelated trade or business with respect to a Tax-Exempt Member, a Tax-Exempt Member that incurs indebtedness to acquire its Membership Interest in the Company will be taxable on its gross income from the Membership Interest attributable to the acquisition indebtedness, less a proportionate share of the deductions directly connected with the debt-financed property or income therefrom, to the extent that the Member's unrelated business taxable income from all sources exceeds $1,000. This will be the case with respect to both the Tax-Exempt Member's distributive share of income from the Company and its gain, if any, on the disposition of its Membership Interest (i.e., the difference between the amount realized on the disposition and the Member's adjusted basis in the Membership Interest).

<u>Sale of Membership Interests by Tax-Exempt Members</u>. A Tax-Exempt Member will generally not be subject to unrelated business income tax on the disposition of its Membership Interest, unless it incurs indebtedness to acquire all or a portion of the interest. If the Membership Interest is debt-financed, that portion of the gain (i.e., the difference between the amount realized on the disposition and the Member's adjusted basis in the Membership Interest) attributable to the acquisition indebtedness, less a proportionate share of the deductions directly connected with the Membership Interest, will be taxable to the extent that the Member's unrelated business taxable income from all sources exceeds $1,000. See "Federal Income Tax Considerations – Tax-Exempt Members

– Unrelated Business Taxable Income."

Special Features of Oil and Gas Taxation

Costs of Acquiring Net Profits Interests. The cost of acquiring the net profits interests in oil and gas leases purchased by Bayhorse Petroleum will be a capital expenditure that must be recovered through depletion deductions if the leases are productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Depletion."

Depletion. The owner of an economic interest in an oil and gas property, including a net profits interest, is entitled to the greater of percentage depletion or cost depletion with respect to oil and gas properties that qualify for these depletion methods. In the case of partnerships, the depletion allowance must be computed separately by each partner and not by the partnership. Notwithstanding this requirement, the Company will compute a "simulated depletion allowance" solely for the purposes of maintaining capital accounts.

Cost depletion for any year is determined by multiplying the number of units (*e.g.*, barrels of oil) sold during the year by a fraction, the numerator of which is the cost of the mineral interest and the denominator of which is the estimated recoverable units of reserve. In no event may the cost depletion exceed the adjusted basis of the property to which it relates.

Except as discussed below, a Member may use the percentage depletion method to compute depletion deductions with respect to each of the Company's oil and gas properties. Members must compute their own depletion allowance and maintain records of the adjusted basis of property for depletion and other purposes. While the Company will furnish the Members with information relating to this computation, these requirements may impose an administrative burden on a Member.

Percentage depletion is calculated by the owner of an economic interest in an oil or gas property, or a partner in a partnership (such as the Company) that holds such an economic interest, as an amount equal to 15% (and in the case of marginal production an additional 1%, subject to a maximum increase of 10%, for each whole dollar by which $20 exceeds the average domestic wellhead price for crude oil for the immediately preceding fiscal year) of the owner's gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the owner, or partner, from the property for each taxable year, computed without the depletion allowance. This 100% of taxable income limitation does not apply with respect to marginal production through 2005. See also "—General Tax Provisions – Alternative Minimum Tax."

Percentage depletion is generally available only with respect to domestic oil and gas production of certain "independent producers," which, in general, are persons not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery (*i.e.*, the Member's average daily production is less than 50,000 barrels of oil production per day). An independent producer may deduct percentage depletion only to the extent the producer's average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of the taxpayer's total taxable income for the year computed without regard to depletion on production allowable to independent producers or to any net operating loss or capital loss carryback to the taxable year. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for that year plus the deduction carryover does not exceed 65% of the taxpayer's total taxable income for the year. The carryover period resulting from the 65% net income limitation is indefinite.

Depletion deductions reduce the Member's adjusted basis in the property. Unlike cost depletion, however, deductions computed under the percentage depletion method are not limited to the adjusted basis of the property or the Member's basis in his or her interest in the Company; the percentage depletion amount continues to be allowable as a deduction after the adjusted basis has been reduced to zero.

All or a portion of any gain recognized on the disposition of a depletable property or of Membership Interests may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. See "Federal Income Tax Considerations – Sale of Property" and "– Sale of Interests."

Because depletion will be computed separately by each Member and not at the Company level, the Managers can given no assurance as to the availability or extent of percentage depletion deductions to the Member.

Each Member should consult with his or her personal tax advisor to determine whether percentage depletion would be available.

General Tax Provisions

Following is a brief summary of some additional federal income tax laws that may affect a Member.

Reportable Transactions. A material advisor with respect to a reportable transaction must file a return and maintain lists of investors, which list must be made available to the Secretary of the Treasury upon request. A transaction is a "reportable transaction" if it is a (1) listed transaction, (2) a loss transaction, (3) a book-tax-difference transaction, (4) a tax credit transaction involving brief holding periods, (5) a confidential transaction or (6) a transaction with contractual protection. In addition, any participant in a reportable transaction must file IRS Form 8886 with its annual tax returns and with the IRS Office of Tax Shelter Analysis.

It is the Manager's position that an investment in the Company should not constitute a reportable transaction and that the Company should not itself be considered to participate in a reportable transaction as a result of the activities contemplated by this Memorandum. Each prospective Member, however, should consult with his or her own tax advisor to determine his or her disclosure obligations (if any) under these rules.

Compliance Provisions. Taxpayers are subject to several penalties and other provisions that encourage compliance with the federal income tax laws, including an addition to tax of 20% of a "substantial understatement" of federal income tax and a separate addition to tax of 20% of a "reportable transaction understatement" of federal income tax, which is increased to 30% if the transaction is not adequately disclosed. The addition for substantial understatements is imposed if an understatement of tax exceeds the greater of (a) 10% of the tax required to be shown on the return or (b) $5,000 (in the case of corporation other than an S corporation or personal holding company, a substantial understatement is an understatement that exceeds the lesser of 10% of the tax required to be shown on the return (or, if greater, $10,000) or $10,000,000). The addition for reportable transaction understatements is imposed if a significant purpose of the transaction is the avoidance or evasion of Federal income tax.

Except in the case of understatements attributable to "tax shelter" items, an item of understatement will not give rise to the penalty if (a) there is or was "substantial authority" for the taxpayer's treatment of the item or (b) all facts relevant to the tax treatment of the item are disclosed on the return or on a statement attached to the return and there was a reasonable basis for the tax treatment. In the case of partnerships, the disclosure is to be made on the return of the partnership. However, an individual partner may make adequate disclosure with respect to partnership items if specific conditions are met.

Taxes Other than Federal Income Taxes. The Company and its Members, including its Tax-Exempt Members, may be subject to taxes imposed by a Member's state or country of residence, the states in which the Company acquires oil and gas properties, Native American tribal authorities, and municipalities and other local authorities. Members may be required to file state and other tax returns and to pay the taxes described in the preceding sentence and may be subject to penalties for failure to comply with these requirements. This Memorandum does not address the potential impact of these other taxes. Prospective Members should obtain professional guidance from their own tax advisors in evaluating the federal, state, local, and Native American tribal tax risks involved in investing in the Company.

In certain jurisdictions, moreover, estate or inheritance taxes may be payable on the death of an individual Member due to operations of the Company in those jurisdictions. Therefore, a Member may be subject to income taxes, estate or inheritance taxes or both in states or localities in which the Company does business as well as in his or her own state or domicile.

Changes in Federal Income Tax Laws. Significant and fundamental changes in the nation's federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could adversely affect the tax consequences of an investment in the Company.

THE TAX CONSIDERATIONS ATTENDANT TO AN INVESTMENT IN THE COMPANY ARE COMPLEX AND VARY WITH INDIVIDUAL CIRCUMSTANCES. EACH PROSPECTIVE MEMBER SHOULD REVIEW THESE TAX CONSEQUENCES WITH HIS OR HER TAX ADVISOR.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Vaughn's son is married to Mr. Manikowski's daughter.

Mr. Vaughn and Mr. Manikowski are the founders of the Company and Bayhorse Petroleum.

Mr. Vaughn and Mr. Manikowski have gifted 16.44% and 52%, respectively, of membership interests in Vaughn Holdings, LLC and Manikowski Holdings, LLC, Class B Members of Bayhorse Petroleum, to certain of their relatives and friends. Neither Mr. Vaughn nor Mr. Manikowski received any compensation for these gifts.

Bayhorse Petroleum, LLC, is a Utah limited liability company, formed by Mr. Vaughn and Mr. Manikowski, to acquire, run, hold, manage, operate, sell, convey, exchange or otherwise transfer leasehold and other oil and gas interest, and to conduct the business of exploring and developing oil and gas properties. Mr. Vaughn and Mr. Manikowski are managers of Bayhorse Petroleum but the investors in the Company and Bayhorse Petroleum are separate and distinct. No investor in the Company can be an investor in Bayhorse Petroleum and visa versa.

We will pay the expenses of the offering, which we expect to be approximately $120,000.

LEGAL MATTERS

The validity of the Membership Interests offered hereby and certain other legal matters will be passed upon for us by Holland & Hart LLP.

EXPERTS

The Company has relied on Chisholm, Bierwolf & Nilson, LLC, as experts in auditing to provide the audit report used in the preparation of this Offering Circular.

WHERE YOU CAN FIND MORE INFORMATION

This offering circular is part of an offering statement that we have filed with the Securities and Exchange Commission. Because the rules and regulations of the SEC allow us to omit certain portions of the offering statement from this offering circular, this offering circular does not contain all the information set forth in the offering statement. You may review the offering statement and the exhibits filed with the offering statement for further information regarding us and our securities. The offering statement and its exhibits may be inspected at the SEC's public reference room facility located at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are not currently subject to the information requirements of the Securities Exchange Act of 1934. For additional information about this offering circular, please contact us.

PART F/S

(1) Auditor's Report.

(2) 2005 Balance Sheet.

(3) 2005 Statement of Operations and Change in Members' Capital.

(4) 2005 Statement of Cash Flows.

(5) 2005 Notes to Financial Statements.

FINANCIAL STATEMENTS OF BAYHORSE PETROLEUM, LLC

(1) Auditor's Report.

(2) 2005 Balance Sheet.

(3) 2005 Statement of Operations and Change in Members' Capital.

(4) 2005 Statement of Cash Flows.

(5) 2005 Notes to Financial Statements.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on December 19, 2005.

BAYHORSE HOLDINGS, LLC
(Issuer)

By: /s/ Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director
Date: December 19, 2005

By: /s/ Larry F. Manikowski
Name: Larry F. Manikowski
Title: Manager/Chief Financial Officer, Chief Operating Officer, Secretary, Treasurer, Vice-President and Director
Date: December 19, 2005

EXHIBITS

2(a) Articles of Organization*

2(b) Operating Agreement

4 Subscription Agreement

10(b) Consent of Holland & Hart LLP

11 Opinion of Holland & Hart LLP

*Previously filed with the Company's Form 1-A filed with the Commission on October 12, 2005.

3388008_11.DOC

BAYHORSE HOLDINGS, LLC

Financial Statements

December 12, 2005

CONTENTS


Chisholm
Bierwolf &
Nilson, LLC

Certified Public Accountants

533 West 2600 South, Suite 250
Bountiful, Utah 84010
Phone: (801) 292-8756
Fax: (801) 292-8809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Bayhorse Holdings, LLC

We have audited the accompanying balance sheet of Bayhorse Holdings, LLC as of December 12, 2005 and the related statements of operations and cash flows for the period from inception on April 12, 2005 through December 12, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayhorse Holdings, LLC as of December 12, 2005 and the results of its operations and cash flows for the period from inception on April 12, 2005 through December 12, 2005 in conformity with U.S. generally accepted accounting principles.

Chisholm, Bierwolf & Nilson

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah 84010
December 15, 2005

Bayhorse Holdings, LLC
Balance Sheets

ASSETS

	December 12, 2005
Current Assets	
Cash	$ -
Total Current Assets	-
Other Assets	
Deferred financing costs	67,524
Total Other Assets	67,524
Total Assets	$ 67,524

LIABILITIES AND MEMBERS' EQUITY

	December 12, 2005
Current Liabilities	
Accounts Payable	68,512
Notes Payable	-
Total Current Liabilities	68,512
Total Liabilities	68,512
Members' Equity	
Net Loss	(988)
Total Members' Equity	(988)
Total Liabilities and Members' Equity	$ 67,524

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Holdings, LLC

Statement of Operations

	For the Period from Inception on April 12, 2005 through December 12, 2005
Revenues, Net	
Revenue	$ -
Total Revenues	-
Cost of Sales	
Product Costs	-
Total cost of sales	-
Gross Profit (Loss)	-
Operating Expenses	
General & Administrative	988
Total Operating Expenses	988
Net Operating Income (Loss)	(988)
Income (Loss) Before Income Taxes	(988)
Income Tax Expense	
Income Tax Expense	-
Total Income Tax Expense	-
Net Income (Loss)	$ (988)

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Holdings, LLC

Statements of Cash Flows

	For the Period from Inception on April 12, 2005 through December 12, 2005
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (988)
Change in Operating Assets and Liabilities:	
(Increase) Decrease in:	
Other Assets	(67,524)
Increase (Decrease) in:	
Accounts Payable	68,512
Net Cash Provided(Used) by Operating Activities	-
Increase (Decrease) in Cash	-
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ -
Balance, April 12, 2005	0
Net loss	$ (988)
Balance December 12, 2005	$ (988)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Bayhorse Holdings, LLC was formed on April 12, 2005 under the laws of the Sate of Utah, to acquire a net profits interest in oil and gas prospects to be acquired and developed by Bayhorse Petroleum, LLC.

Bayhorse Holdings, LLC is headquartered in Salt Lake City, Utah.

b. Accounting Method

The Company recognizes income and expense on the accrual basis of accounting. The Company has elected a December 31 year end.

c. Revenue Recognition

The Company recognizes oil and gas revenues when delivery to the customer has occurred and title has transferred.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Receivables

The company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews collectiblity and establishes or adjusts the allowance as necessary using the specific identification method.

f. Offering Costs

The Company capitalizes syndication costs, consisting of items incurred for the packaging and promotion of syndicating the partnership. These include printing and preparation costs, legal costs, and tax opinions associated with the marketing of the offering. These costs will be offset against the offering proceeds upon its completion.

g. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Recently Enacted Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123 (revised 2004), "Share-Based Payment", were recently issued. Currently, none of the recent pronouncements apply to the Company or their effect on the financial statements would not have been significant.

i. Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, receivables, accounts payable and notes payable approximate carrying value based on their effective interest rates compared to current market prices.

NOTE 2 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's managers are also managers of Bayhorse Petroleum, LLC, a company formed on April 6, 2005 under the laws of the State of Utah, with the goal of developing and producing oil and gas in the Rocky Mountain West.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is currently not a party to any pending litigation, and is not aware of any threatened litigation.

NOTE 6 – PROPOSED OFFERINGS

a. Bayhorse Holdings, LLC Offering

The Company is offering Membership Interests in Bayhorse Holdings, LLC, a Utah limited liability company, not to exceed $2,000,000, in exchange for 100% ownership of the Company, and up to 21.28% net profits interest in Bayhorse Petroleum, LLC, assuming all $2,900,000 in the Bayhorse Petroleum, LLC offering are sold.

b. Bayhorse Petroleum, LLC Offering

Membership Interests are being offered in Bayhorse Petroleum, LLC, a Utah limited liability company, not to exceed $2,900,000, in exchange for up to 39.19% ownership of the company. Bayhorse Holdings, LLC will acquire net profits interest in Bayhorse Petroleum, LLC.

NOTE 8 – EMPLOYEES

The Company has no employees.

BAYHORSE PETROLEUM, LLC

Financial Statements

December 12, 2005

CONTENTS



Certified Public Accountants

533 West 2600 South, Suite 250
Bountiful, Utah 84010
Phone: (801) 292-8756
Fax: (801) 292-8809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Bayhorse Petroleum, LLC

We have audited the accompanying balance sheet of Bayhorse Petroleum, LLC as of December 12, 2005 and the related statements of operations and cash flows for the period from inception on April 6, 2005 through December 12, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayhorse Petroleum, LLC as of December 12, 2005 and the results of its operations and cash flows for the period from inception on April 6, 2005 through December 12, 2005, in conformity with U.S. generally accepted accounting principles.

Chisholm, Bierwolf & Nilson

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
December 15, 2005

Bayhorse Petroleum, LLC
Balance Sheets

ASSETS

	December 12, 2005
Current Assets	
Cash	$ 100,040
Total Current Assets	100,040
Other Assets	
Deferred financing costs	100,393
Total Other Assets	100,393
Total Assets	$ 200,433

LIABILITIES AND MEMBERS' EQUITY

	December 12, 2005
Current Liabilities	
Accounts Payable	182,363
Notes Payable	100,000
Total Current Liabilities	282,363
Total Liabilities	282,363
Members' Equity	
Members' contribution	200
Net Loss	(82,130)
Total Members' Equity	(81,930)
Total Liabilities and Members' Equity	$ 200,433

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Petroleum, LLC

Statement of Operations & Change in Members Captial

	For the Period from Inception on April, 6, 2005 through December 12, 2005
Revenues, Net	
Revenue	$ -
Total Revenues	-
Cost of Sales	
Product Costs	-
Total cost of sales	-
Gross Profit (Loss)	-
Operating Expenses	
General & Administrative	82,130
Total Operating Expenses	82,130
Net Operating Income (Loss)	(82,130)
Income (Loss) Before Income Taxes	(82,130)
Income Tax Expense	
Income Tax Expense	-
Total Income Tax Expense	-
Net Income (Loss)	$ (82,130)
Members Captial Beginning of Period	$ -
Member contributions	200
Members' Capital End of Period	$ (81,930)

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Petroleum, LLC

Statements of Cash Flows

	For the Period from Inception on April, 6, 2005 through December 12, 2005
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (82,130)
Change in Operating Assets and Liabilities:	
(Increase) Decrease in:	
Other Assets	(100,393)
Increase (Decrease) in:	
Accounts Payable	182,363
Net Cash Provided(Used) by Operating Activities	(160)
Cash Flows from Financing Activities:	
Cash advanced by Members	200
Principal Payments on Notes Payable	100,000
Net Cash Provided (Used) by Financing Activities	100,200
Increase (Decrease) in Cash	100,040
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ 100,040
Non-Cash Investing and Financing Activities:	
Other Assets (syndication costs) offset by accounts payable	$ 100,393

The accompanying notes are an integral part of these consolidated financial statements.

BAYHORSE PETROLEUM, LLC
Notes to the Financial Statements
December 12, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Bayhorse Petroleum, LLC was formed on April 6, 2005 under the laws of the Sate of Utah, with the goal of developing and producing oil and gas in the Rocky Mountain West.

Bayhorse Petroleum, LLC is headquartered in Salt Lake City, Utah.

b. Accounting Method

The Company recognizes income and expense on the accrual basis of accounting. The Company has elected a December 31 year end.

c. Revenue Recognition

The Company recognizes oil and gas revenues when delivery to the customer has occurred and title has transferred.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Receivables

The company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews collectiblity and establishes or adjusts the allowance as necessary using the specific identification method.

f. Offering Costs

The Company capitalizes syndication costs, consisting of items incurred for the packaging and promotion of syndicating the Company. These include printing and preparation costs, legal costs, and tax opinions associated with the marketing of the offering. These costs will be offset against the offering proceeds upon its completion.

g. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Recently Enacted Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123 (revised 2004), "Share-Based Payment", were recently issued. Currently, none of the recent pronouncements apply to the Company or their effect on the financial statements would not have been significant.

i. Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, receivables, accounts payable and notes payable approximate carrying value based on their effective interest rates compared to current market prices.

NOTE 2 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE 3 - NOTES PAYABLE

The Company has issued (10) unsecured, 6-month promissory notes @ $10,000 per note. These notes are dated December 12, 2005 and carry an 18% per annum interest rate, which shall accrue on the unpaid principal balance until paid in full. The entire balances of these notes are due and payable on June 12, 2006. The notes may be prepaid in whole or in part at any time without penalty.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's managers are also managers of Bayhorse Holdings, LLC, a company formed on April 12, 2005 under the laws of the State of Utah, with the goal of acquiring net profits interest in Bayhorse Petroleum, LLC.

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

Company Manager, L. Manikowski, funded the Company bank account opening with $200.

Two ($20,000) of the ten ($100,000) Promissory Notes were issued to Bayhorse Petroleum, LLC by L. Manikowski's relatives – sister-in-law and brother-in-law.

Three investors in the Bridge Promissory Notes had previously received gifts of interest in Manikowski Holdings, LLC from Mr. Manikowski.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is currently not a party to any pending litigation, and is not aware of any threatened litigation.

NOTE 6 – PROPOSED OFFERINGS

a. Bayhorse Petroleum, LLC Offering

The Company is offering Membership Interests in Bayhorse Petroleum, LLC, a Utah limited liability company, not to exceed $2,900,000, in exchange for up to 39.19% ownership of the company.

b. Bayhorse Holdings, LLC Offering

Membership Interests are being offered in Bayhorse Holdings, LLC, a Utah limited liability company, not to exceed $2,000,000 in exchange for 100% ownership. Bayhorse Holdings, LLC will acquire net profits interests in Bayhorse Petroleum, LLC.

NOTE 7 – EMPLOYEES

The Company currently has 2 employees – the Managers of the Company. At some point in the future, employees may be added as necessary.

EXHIBIT 2(a)

ARTICLES OF ORGANIZATION

EXHIBIT 2(b)

OPERATING AGREEMENT

OPERATING AGREEMENT

OF

BAYHORSE HOLDINGS, LLC

A UTAH LIMITED LIABILITY COMPANY (THE "COMPANY")

EFFECTIVE AS OF APRIL 12, 2005

THE INTERESTS DESCRIBED AND REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT" OR ANY APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE ACT AND APPLICABLE STATE ACTS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE ACTS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

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This Agreement is made and entered into by and among the Company and each of the Members whose signatures appear on the signature page hereof (the "Members") on the date of the execution of the signature page. In consideration of the mutual covenants herein contained and for other good and valuable consideration, the Members and the Company (and each person who subsequently becomes an Equity Owner) hereby agree as follows:

ARTICLE 1
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

Section 1.1 Act. Act shall mean the Utah Revised Limited Liability Company Act, as amended.

Section 1.2 Adjusted Capital Contributions. An amount equal to the excess of an Equity Owner's Capital Contributions, if any, under Section 8.1 over Distributions made to the Equity Owner under Section 9.4(a)).

Section 1.3 Affiliate. Affiliate shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Section 1.4 Agreement. Agreement shall mean this Operating Agreement as originally executed and as amended from time to time.

Section 1.5 Articles of Organization. The Articles of Organization of the Company as filed with the Division of Corporations as the same may be amended from time to time.

Section 1.6 Calendar Year. Calendar year shall mean January 1st through December 31st.

Section 1.7 Capital Account. Capital Account as of any given date shall mean the Capital Account of each Equity Owner as described in ARTICLE 8 and maintained to such date in accordance with this Agreement.

Section 1.8 Capital Contribution. Capital Contribution shall mean any contribution to the capital of the Company in cash or property by an Equity Owner whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company pursuant to this Agreement.

Section 1.9 Class A Equity Owner. An Economic Interest Owner or Member holding Class A Interests.

Section 1.10 Class A Interest. An interest in the Company initially issued in exchange for a contribution of cash pursuant to Section 8.1.

Section 1.11 Class A Member. Each of the initial Members holding Class A Interests and any Person admitted as a Member holding Class A Interests.

Section 1.12 [Reserved].

Section 1.13 [Reserved].

Section 1.14 [Reserved].

Section 1.15 Code. Code shall mean the Internal Revenue Code of 1986, as amended from time to time.

Section 1.16 Company. Company shall mean Bayhorse Holdings, LLC.

Section 1.17 Company Property. All assets (real or personal, tangible or intangible, including cash) of the Company.

Section 1.18 Deficit Capital Account. Deficit Capital Account shall mean with respect to any Equity Owner, the deficit balance, if any, in such Equity Owner's Capital Account as of the end of the Calendar Year, after giving effect to the following adjustments:

(a) credit to such Capital Account the amount, if any, which such Equity Owner is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Regulations, after taking into account thereunder any changes during such year in partnership minimum gain as determined in accordance with Section 1.704-2(d) of the Regulations ("Company Minimum Gain") and in any partner nonrecourse debt minimum gain as determined under Section 1.704-2(i)(3) of the Regulations ("Member Minimum Gain"); and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

This definition of Deficit Capital Account is intended to comply with the provisions of Regulations Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and shall be interpreted consistently with those provisions.

Section 1.19 Depreciation. For each Calendar Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Calendar Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Calendar Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Calendar Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Calendar Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

Section 1.20 Distributable Cash. All cash, whether revenues or other funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) Reserves.

Section 1.21 Distribution. Any Transfer of Company Property from the Company to or for the benefit of an Equity Owner by reason of such Equity Owner's ownership of an Economic Interest.

Section 1.22 Division of Corporations. The Division of Corporations and Commercial Code of the Utah Department of Commerce.

Section 1.23 Economic Interest. An Equity Owner's share of one or more of the Profits, Losses and Distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including, the right to vote on, consent to or otherwise participate in any decision of the Members or Managers.

Section 1.24 Economic Interest Owner. The owner of an Economic Interest who is not a Member.

Section 1.25 Entity. Any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

Section 1.26 Equity Owner. An Economic Interest Owner or a Member.

Section 1.27 Gift. A gift, bequest, or other transfer for no consideration, whether or not by operation of law, except in the case of bankruptcy.

Section 1.28 Gifting Equity Owner. Any Equity Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of its Ownership Interest.

Section 1.29 Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes.

Section 1.30 Majority Interest. Voting Interests of Members which taken together exceed 50% of the aggregate of all Voting Interests.

Section 1.31 Managers. Managers shall mean Mr. Larry Manikowski and Mr. Rodney Vaughn and any Person that succeeds either of them in that capacity.

Section 1.32 Member. Each of the parties who executes a counterpart of this Agreement as a Member (an "Initial Member") and each of the parties who may hereafter become a Member. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all of the rights of a Member with respect to such purchased or otherwise acquired Ownership Interest, as the case may be.

Section 1.33 Membership Interest. A Member's entire interest in the Company, including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member.

Section 1.34 Ownership Interest. Ownership interest shall mean:

(a) in the case of a Member, the Member's Membership Interest; and

(b) in the case of an Economic Interest Owner, the Economic Interest Owner's Economic Interest.

Section 1.35 Participation Percentage. With respect to an Equity Owner, an amount equal to the quotient determined by dividing (i) the Equity Owner's Sharing Ratio by (ii) the aggregate Sharing Ratios of all Equity Owners, stated as a percentage.

Section 1.36 Person. Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

Section 1.37 Profits and Losses. Profits and Losses shall mean for each Calendar Year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(a) Any items of income, gain, loss and deduction allocated to Equity Owners pursuant to Section 9.2, Section 9.3 or Section 9.13 shall not be taken into account in computing Profits or Losses;

(b) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) Any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Calendar Year; and

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of an Ownership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

Section 1.38 Regulations. Regulations shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

Section 1.39 Reorganization. Reorganization shall mean the merger or conversion of the Company, or a sale or other disposition of assets of the Company, or sale or other disposition of Ownership Interests, or other transaction pursuant to which a Person or Persons acquire all or substantially all of the assets of, or Ownership Interests in, the Company in a single or series of related transactions, including without limitation, a merger or conversion of the Company into a corporation or other entity, whether or not such corporation or other entity has the same owners as the Partnership and whether or not additional capital is contributed to such corporation or other entity; provided, however, that a Reorganization shall not include the merger or conversion of the Company into a general partnership which is not a limited liability partnership.

Section 1.40 Reserves. Reserves shall mean, with respect to any Calendar period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably deemed sufficient by the Managers for working capital and for payment of taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business, including the drilling of new wells and the acquisition of new mineral leases.

Section 1.41 Sale or Sell. A sale, assignment, exchange, or other transfer for consideration, pledge, hypothecation, or grant of a security interest, or change in ownership by reason of the merger, conversion or other transformation in the identity or form of business organization of the owner, regardless of whether such change or transformation is characterized by state law as not changing the identity of the owner.

Section 1.42 Selling Equity Owner. Any Equity Owner that sells, assigns, or otherwise transfers for consideration all or any portion of its Membership Interest or Economic Interest.

Section 1.43 Sharing Ratio. Sharing Ratio shall mean that ratio set for in Exhibit 8 attached herewith, which may be amended from time to time.

Section 1.44 State. State shall mean the State of Utah.

Section 1.45 Transfer. Transfer shall mean any Sale or Gift.

Section 1.46 Transferring Equity Owner. Transferring Equity Owner shall mean a Selling Equity Owner and a Gifting Equity Owner.

Section 1.47 Two-Thirds Interest. Two-thirds Interest shall mean Voting Interests of Members which taken together exceed 66.67% of the aggregate of all Voting Interests.

Section 1.48 Unrecovered Losses. Unrecovered Losses shall have the meaning set forth in Section 9.1.

Section 1.49 Voting Interest. Voting Interest shall mean those percentages as referenced in Exhibit 8 attached herewith, which may be amended from time to time.

ARTICLE 2
FORMATION OF COMPANY

Section 2.1 Formation. On April 12, 2005, Mr. Larry Manikowski organized a limited liability company pursuant to the Act by executing and delivering Articles of Organization to the Division of Corporations in accordance with and pursuant to the Act. The Company and the Members hereby forever discharge the organizer, and the organizer shall be indemnified by the Company and the Members from and against, any expense or liability actually incurred by the organizer by reason of having been the organizer of the Company.

Section 2.2 Name. The name of the Company is Bayhorse Holdings, LLC.

Section 2.3 Principal Place of Business. The principal place of business of the Company shall be 2558 E. Portmouth Avenue, Salt Lake City, Utah 84121-5627. The

Company may locate its places of business and registered office at any other place or places as the Managers may from time to time deem advisable.

Section 2.4 Registered Office and Registered Agent. The Company's initial registered office and the name of the registered agent at such address shall be as set forth in the Articles of Organization. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

Section 2.5 Term. The Company shall continue in existence until it terminates in accordance with the provisions of the Articles of Organization, this Agreement or the Act.

ARTICLE 3
BUSINESS OF COMPANY

Section 3.1 Permitted Business. The business of the Company shall be:

(a) To acquire, a net profits interest in oil and gas properties to be developed by Bayhorse Petroleum, LLC.

(b) To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.

(c) To engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4
NAMES AND ADDRESSES OF EQUITY OWNERS

The names and addresses of the Members are as set forth on the attached Exhibit 8, which may be amended from time to time.

The names and addresses of other Equity Owners shall be maintained as provided under Section 6.2.

ARTICLE 5
RIGHTS AND DUTIES OF MANAGERS

Section 5.1 Management. The business and affairs of the Company shall be managed by its Managers. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this

Agreement or the Act or unless a majority of the Managers determine in a writing provided to the remaining Manager(s) prior to such Manager(s) taking a specified action that the approval of more than one of the Managers is required in order to take such action. Unless authorized to do so by this Agreement or by the Managers, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

Section 5.2 Number, Tenure and Qualifications. The Company shall initially have two (2) Managers. The initial Managers shall serve as Managers until October 1, 2006, at which time the Members will appoint two Managers. These Managers may be the Managers then serving. The number of Managers shall be fixed from time to time by the affirmative vote of Members holding at least a Two-Thirds Interest, but in no instance shall there be less than one Manager. Each Manager shall hold office until such Manager resigns pursuant to Section 5.9 or is removed pursuant to Section 5.10. Managers shall be appointed by the affirmative vote of Members holding at least a Majority Interest. Managers need not be residents of the State or Members.

Section 5.3 Certain Powers of Managers. Without limiting the generality of Section 5.1 but subject to the limitations of Section 5.4 the Managers shall have power and authority, on behalf of the Company:

(a) To acquire property from any Person as the Managers may determine. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To hold and own any Company real and/or personal properties in the name of the Company;

(d) To invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(e) To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of Company Property; assignments; bills of sale; leases; partnership agreements, operating (or limited liability company) agreements of other limited liability companies; and any other instruments or documents necessary, in the reasonable opinion of the Managers, to the conduct of the business of the Company;

(f) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(g) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve;

(h) To execute and file such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company; and

(i) To cause the Company to be a party to a Reorganization; and

(j) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Section 5.4 Limitations on Authority. Notwithstanding any other provision of this Agreement, the Managers shall not cause or commit the Company to do any of the following without the express written consent of Members holding a Two-Thirds Interest:

(a) Sell or otherwise dispose of all or substantially all of the Company Property or any Company Property other than in the ordinary course of business;

(b) Lend money to or guaranty or become surety for the obligations of any Person; or

(c) Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code.

Section 5.5 Liability for Certain Acts.

(a) The Managers do not, in any way, guarantee the return of the Equity Owners' Capital Contributions or a profit for the Equity Owners from the operations of the Company.

(b) The Managers shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member (or successor thereto), except to the extent, if any, that the loss or damage shall have been the result of gross negligence, fraud, deceit, willful misconduct, or breach of this Agreement.

Section 5.6 Managers and Members Have No Exclusive Duty to Company. The Managers and Members shall have no exclusive duty to act on behalf of the Company. Each Manager and Member may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Manager shall have any right, by virtue of this Agreement, to share or participate in any other investments or activities of any other Manager or Member. Neither any Manager nor any Equity Owner shall incur any liability to the Company or to any of the Equity Owners as a result of engaging in any other business or venture.

Section 5.7 Bank Accounts. The Managers may from time to time open bank accounts in the name of the Company, and the Managers shall be the sole signatory thereon, unless the Managers determine otherwise.

Section 5.8 Indemnity of the Managers, Employees and Other Agents.

(a) The Company shall indemnify each Manager and make advances for expenses to the maximum extent permitted under the Act, except to the extent the claim for which indemnification is sought results from an act or omission for which the Manager may be held liable to the Company or a Member under Section 5.5(b). The Company shall indemnify its employees and other agents who are not Managers to the fullest extent permitted by law.

(b) Expenses (including legal fees and expenses) incurred by a Manager in defending any claim, demand, action, suit or proceeding subject to subsection (a) above shall be paid by the Company in advance of the final disposition of such claim, demand, action, suit or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Manager to repay such amount if it shall ultimately be finally determined by a court of competent jurisdiction and not subject to appeal, that the Manager is not entitled to be indemnified by the Company as authorized hereunder.

Section 5.9 Resignation. Any Manager may resign at any time by giving written notice to the Members. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also an Equity Owner shall not affect the Manager's rights as an Equity Owner.

Section 5.10 Removal. At a meeting called expressly for that purpose, all or any lesser number of Managers may be removed with or without cause at any time by Members holding a Two-Thirds Interest. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

Section 5.11 Vacancies. Any vacancy occurring for any reason in the number of Managers shall be filled by the affirmative vote of Members holding a Majority Interest (determined without regard to any Voting Interest owned by a Manager who was removed pursuant to Section 5.10 during the preceding 24-month period). Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the affirmative vote of a Majority Interest.

Section 5.12 Compensation, Reimbursement, Organization Expenses.

(a) No Manager shall receive compensation for his or her service as a Manager. The Managers may be reimbursed for expenses they incur on behalf of the Company.

(b) The Company shall reimburse Mr. Larry Manikowski for all the expenses reasonably incurred by him in connection with the formation, organization and capitalization of the Company, including the legal fees incurred in connection with negotiating and drafting this Agreement.

Section 5.13 Right to Rely on the Managers.

(a) Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to:

(1) The identity of any Manager or Equity Owner;

(2) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts on behalf of the Company by any Manager or which are in any other manner germane to the affairs of the Company;

(3) The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(4) Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Equity Owner.

ARTICLE 6
RIGHTS AND OBLIGATIONS OF EQUITY OWNERS

Section 6.1 Limitation of Liability. Except as otherwise provided by the non-waivable provisions of the Act and by this Agreement, no Equity Owner shall be liable for an obligation of the Company solely by reason of being or acting as an Equity Owner.

Section 6.2 List of Equity Owners. Upon written request of any Member made in good faith and for a purpose reasonably related to the Member's rights as Member under this Agreement (which reason shall be set forth in the written request), the Managers shall provide a list showing the names, addresses and Ownership Interests of all Equity Owners. Economic Interest Owners shall have no rights to information under this Section 6.2.

Section 6.3 Equity Owners Have No Agency Authority. Except as expressly provided in this Agreement, the Equity Owners (in their capacity as Equity Owners) shall have no agency authority on behalf of the Company.

Section 6.4 Company Books. In accordance with Section 9.10 herein, the Managers shall maintain and preserve, during the term of the Company, and for five (5) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense.

Section 6.5 Priority and Return of Capital. Except as may be expressly provided in ARTICLE 9, no Equity Owner shall have priority over any other Equity Owner, either as to the return of Capital Contributions or as to Profits, Losses or Distributions; provided, however, that this Section 6.5 shall not apply to loans (as distinguished from Capital Contributions) which an Equity Owner has made to the Company.

ARTICLE 7
ACTIONS OF MEMBERS

Section 7.1 Forms of Actions. Unless otherwise required in this Agreement, actions and consents of the Members may be communicated or reflected orally, electronically or in writing, and no action need be taken at a formal meeting. Members may, but are not required to, meet from time to time on such notice, if any, as the Member convening the meeting chooses to give. Any consent required to be in writing may be evidenced by separate written counterparts. Any action of the Members shall be effective when a sufficient number of Members to take such action communicate their consent to the action to the Managers.

Section 7.2 No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. However, meetings of the Members, may be called by any Manager, or by any Member or Members holding at least ten percent (10%) of the Voting Interests.

Section 7.3 Place of Meetings. The Member or Members calling the meeting may designate any place within the State as the place of meeting for any meeting of the Members.

Section 7.4 Notice of Meetings. Except as provided in Section 7.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Member or Members calling the meeting, to each Member entitled to vote at such meeting.

Section 7.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the State, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 7.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 7.6, such determination shall apply to any adjournment thereof.

Section 7.7 Quorum. Members holding at least a Two-Thirds Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Voting Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Interests whose absence would cause less than a quorum.

Section 7.8 Manner of Acting. If a quorum is present, the affirmative vote of Members holding a Majority Interest shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement. Unless otherwise expressly provided herein, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent may vote or consent upon any such matter and their Voting Interest, vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter is approved by the Members.

Section 7.9 Proxies. At all meetings of Members a Member who is qualified to vote may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 7.10 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents or approvals describing the action taken and signed by Members holding sufficient Voting Interests, as the case may be, to approve such action had such action been properly voted on at a duly called meeting of the Members. Action taken under this Section 7.10 is effective when Members with the requisite Interests or Voting Interests, as the case may be, have signed the consent or approval, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Section 7.11 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE 8
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 8.1 Members' Capital Contributions. Not later than three (3) days after each of the parties has executed this Agreement and delivered an executed copy of same to the Manager, each Equity Owner shall contribute such amount as is set forth in Exhibit 8 hereto as its share of the Initial Capital Contribution.

Section 8.2 [Reserved].

Section 8.3 Capital Accounts.

(a) A separate Capital Account shall be maintained for each Equity Owner. Each Equity Owner's Capital Account shall be increased by (1) the amount of money contributed by such Equity Owner to the Company; (2) the fair market value of property contributed by such Equity Owner to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (3) allocations to such Equity Owner of Profits; and (4) any items in the nature of income and gain which are specially allocated to the Equity Owner pursuant to Section 9.2 and Section 9.3. Each Equity Owner's Capital Account shall be decreased by (1) the amount of money Distributed to such Equity Owner by the Company; (2) the fair market value of property Distributed to such Equity Owner by the Company (net of liabilities secured by such Distributed property that such Equity Owner is considered to assume or take subject to under Section 752 of the Code); (3) any items in the nature of deduction and loss that are specially allocated to the Equity Owner pursuant to Section 9.2 and Section 9.3; and (4) allocations to such Equity Owner of Losses.

(b) Without limiting the other rights and duties of a transferee of an Ownership Interest pursuant to this Agreement, in the event of a permitted sale or exchange of an Ownership Interest in the Company, (1) the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Ownership Interest in accordance with Section 1.704-1(b)(2)(iv) of the Regulations; and (2) the transferee shall be treated as the transferor for purposes of allocations and distributions pursuant to ARTICLE 9 to the extent that such allocations and distributions relate to the transferred Ownership Interest.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 8.3 is intended to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 8.3 should be modified in order to comply with Section 704(b) of the Code and the Regulations thereunder, then, notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.3, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Equity Owners.

(d) Upon liquidation of the Company, liquidating Distributions shall be made in accordance with the positive Capital Account balances of the Equity Owners, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds shall be paid in accordance with Section 12.3. The Company may offset damages for breach of this Agreement by any Equity Owner whose interest is liquidated (either upon the withdrawal of the Equity Owner or the liquidation of the Company) against the amount otherwise Distributable to such Equity Owner. Subject to Section 8.1, no Equity Owner shall have any obligation to restore all or any portion of a deficit balance in such Equity Owner's Capital Account.

Section 8.4 Withdrawal or Reduction of Equity Owners' Contributions to Capital.

(a) An Equity Owner shall not receive a Distribution of any part of its Capital Contribution to the extent such Distribution would violate Section 9.5.

(b) An Equity Owner, irrespective of the nature of its Capital Contribution, does not have the right to demand and receive property other than cash in return for its Capital Contribution.

[Reserved].

ARTICLE 9
ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, ELECTIONS AND REPORTS

Section 9.1 Allocations of Profits and Losses from Operations. Except as provided in Section 9.2, Section 9.3, and Section 12.3(b)(iv), the Profits and Losses for each Calendar Year shall be allocated in accordance with the Equity Owners' respective Participation Percentages.

Section 9.2 Special Allocations to Capital Accounts. Notwithstanding Section 9.1 hereof:

(a) In the event that any Equity Owner unexpectedly receives any adjustments, allocations or Distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, which create or increase a Deficit Capital Account of such Equity Owner, then items of Company income and gain (consisting of a *pro rata* portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Equity Owner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 9.2(a) be interpreted to comply with the alternate test for economic effect set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations.

(b) The Losses allocated pursuant to Section 9.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any

Member to have a Deficit Capital Account at the end of any Calendar Year. In the event that some, but not all, of the Members would have Deficit Capital Accounts as a consequence of an allocation of Losses pursuant to Section 9.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All Losses in excess of the limitation set forth in this Section 9.2(b) shall be allocated to the Members in proportion to their respective positive Capital Account balances, if any, and thereafter to the Members in accordance with their interests in the Company as determined by the Managers in their reasonable discretion. In the event that any Equity Owner would have a Deficit Capital Account at the end of any Calendar Year which is in excess of the sum of any amount, if any, that such Equity Owner is obligated to restore to the Company under Section 1.704-1(b)(2)(ii)(c) of the Regulations and such Equity Owner's share of Company Minimum Gain as defined in Section 1.704-2(g)(1) of the Regulations (which is also treated as an obligation to restore in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations), the Capital Account of such Equity Owner shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(c) Notwithstanding any other provision of this Section 9.2, if there is a net decrease in the Company Minimum Gain during a Calendar Year, then the Capital Accounts of each Equity Owner shall be allocated items of income (including gross income) and gain for such Calendar Year (and if necessary for subsequent Calendar Years) equal to that Equity Owner's share of the net decrease in Company Minimum Gain. This Section 9.2(c) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2 of the Regulations and shall be interpreted consistently therewith. If in any Calendar Year that the Company has a net decrease in the Company Minimum Gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Equity Owners and it is not expected that the Company will have sufficient other income to correct that distortion, the Managers may in their discretion (and shall, if requested to do so by a Member) seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Section 1.704-2(f)(4) of the Regulations.

(d) Notwithstanding any other provision of this Section 9.2 except Section 9.2(c), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company Calendar Year, each Member who has a share of the Member Minimum Gain as of the beginning of the Calendar Year shall be specially allocated items of Company income and gain for such Calendar Year (and, if necessary, subsequent Calendar Years) equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt. A Member's share of the net decrease in Member Minimum Gain shall be determined in accordance with Section 1.704-2(i)(4) of the Regulations; provided, however, that a Member shall not be subject to this provision to the extent that an exception is provided by Section 1.704-2(i)(4) of the Regulations and any Revenue Rulings issued with respect thereto. Any Member Minimum Gain allocated pursuant to this provision shall consist of first, gains recognized from the disposition of Company property subject to the Member Nonrecourse Debt, and, second, if necessary, a *pro rata* portion of the Company's other items of income or gain (including gross income) for that Calendar Year. This Section 9.2(d) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(e) Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Section 1.704-2(i) of the Regulations shall be allocated to the Equity Owners' Capital Accounts in accordance with said Section 1.704-2(i) of the Regulations.

(f) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Section 1.704-2(b) of the Regulations), such deductions shall be allocated to the Equity Owners in the same manner as Loss is allocated for such period.

(g) To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as the result of a Distribution to an Equity Owner in complete liquidation of its Ownership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Equity Owners in accordance with their interests in the Company in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Equity Owner to whom such Distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

(h) Any income, gain, loss or deduction realized by the Company as a direct or indirect result of the issuance of an interest in the Company by the Company to an Equity Owner (the "Issuance Items") shall be allocated among the Equity Owners so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Equity Owner, shall be equal to the net amount that would have been allocated to each such Equity Owner if the Issuance Items had not been realized.

Section 9.3 Credit or Charge to Capital Accounts. Any credit or charge to the Capital Accounts of the Equity Owners pursuant to Section 9.2(a), Section 9.2(b), Section 9.2(c), Section 9.2(d), Section 9.2(e), Section 9.2(f), and Section 9.2(g) ("Regulatory Allocations") hereof shall be taken into account in computing subsequent allocations of Profits and Losses pursuant to Section 9.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Section 9.1 and the Regulatory Allocations hereof and this Section 9.3 shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Equity Owner pursuant to the provisions of this ARTICLE 9 if the special allocations required by the Regulatory Allocations hereof had not occurred; provided, however, that no such allocation will be made pursuant to this Section 9.3 if (i) the Regulatory Allocation had the effect of offsetting a prior Regulatory Allocation or (ii) in the opinion of the Company's accountants, the Regulatory Allocation will likely be offset by another Regulatory Allocation in the future (e.g., Regulatory Allocations of "nonrecourse deductions" that will likely be subject to a later "minimum gain chargeback").

Section 9.4 Distributions. Except as provided in Section 8.3(d) (with respect to liquidating Distributions) and Section 9.5 (with respect to limitations on Distributions), the Managers shall Distribute Distributable Cash to the Equity Owners not less frequently than quarterly in accordance with the Equity Owners' respective Participation Percentages.

All Distributions that, when made, exceed the recipient Equity Owner's basis in that Equity Owner's Ownership Interest shall be considered advances or drawings against the Equity Owner's Distributive share of taxable income or gain. To the extent it is determined at the end of the Calendar Year that the recipient Equity Owner has not been allocated taxable income or gain that equals or exceeds the total of such advances or drawings for such Calendar Year, such Equity Owner shall be obligated to recontribute any such advances or drawings to the Company. Notwithstanding the foregoing sentence, an Equity Owner will not be required to recontribute such advances or drawings to the extent that, on the last day of the Calendar Year, such Equity Owner's basis in its Ownership Interest in the Company has increased from the time of such advance or drawing.

Section 9.5 Limitation Upon Distributions. No Distribution shall be made if such Distribution would violate the Act.

Section 9.6 Accounting Principles. For financial reporting purposes, the Company shall use accounting principles applied on a consistent basis using the accrual method of accounting determined by the Managers, unless the Company is required to use a different method of accounting for federal income tax purposes, in which case that method of accounting shall be the Company's method of accounting.

Section 9.7 Interest on and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for herein.

Section 9.8 Loans to Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Section 9.9 Accounting Period. The Company's accounting period shall be the Calendar Year.

Section 9.10 Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known business, residence, or mailing address of each Equity Owner and Manager, both past and present;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent Calendar Years;

(d) Copies of the Company's currently effective written Agreement, copies of any writings permitted or required with respect to an Equity Owner's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three (3) most recent Calendar Years;

(e) Minutes of every annual, special meeting and court-ordered meeting;

(f) Any written consents obtained from Members for actions taken by Members without a meeting.

Section 9.11 Returns and Other Elections. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Equity Owners within a reasonable time after the end of the Calendar Year.

All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in their sole discretion; provided, however, that the Managers shall make any tax election requested by Members owning a Majority Interest.

Section 9.12 Tax Matters Partner. Any Manager selected by a vote of the Managers is hereby designated the Tax Matters Partner ("TMP") as defined in Section 6231(a)(7) of the Code. The TMP and the other Members shall use their reasonable efforts to comply with the responsibilities outlined in Sections 6221 through 6233 of the Code (including any Regulations promulgated thereunder), and in doing so shall incur no liability to any other Member.

Section 9.13 Certain Allocations for Income Tax (But Not Book Capital Account) Purposes.

(a) In accordance with Section 704(c)(1)(A) of the Code and Section 1.704-1(b)(2)(i)(iv) of the Regulations, if a Member contributes property with an initial Gross Asset Value that differs from its adjusted basis at the time of contribution, income, gain, loss and deductions with respect to the property shall, solely for federal income tax purposes (and not for Capital Account purposes), be allocated among the Equity

Owners so as to take account of any variation between the adjusted basis of such property to the Company and its Gross Asset Value at the time of contribution pursuant to the traditional method under Section 1.704-3(b) of the Regulations.

(b) Pursuant to Section 704(c)(1)(B) of the Code, if any contributed property is Distributed by the Company other than to the contributing Equity Owner within seven (7) years of being contributed, then, except as provided in Section 704(c)(2) of the Code, the contributing Equity Owner shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain or loss from the sale of such property in an amount equal to the gain or loss that would have been allocated to such Equity Owner under Section 704(c)(1)(A) of the Code if the property had been sold at its fair market value at the time of the Distribution.

(c) In the case of any Distribution by the Company to an Equity Owner, such Equity Owner shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain in an amount equal to the lesser of:

(i) the excess (if any) of (A) the fair market value of the property (other than money) received in the Distribution over (B) the adjusted basis of such Equity Owner's Ownership Interest immediately before the Distribution reduced (but not below zero) by the amount of money received in the Distribution; or

(ii) the Net Precontribution Gain (as defined in Section 737(b) of the Code) of the Equity Owner. The Net Precontribution Gain means the net gain (if any) which would have been recognized by the distributee Equity Owner under Section 704(c)(1)(B) of the Code if all property which (A) had been contributed to the Company by the distributee Equity Owner within seven (7) years of the Distribution, and (B) is held by the Company immediately before the Distribution, had been Distributed by the Company to another Equity Owner. If any portion of the property Distributed consists of property which had been contributed by the distributee Equity Owner to the Company, then such property shall not be taken into account under this Section 9.13(c) and shall not be taken into account in determining the amount of the Net Precontribution Gain. If the property Distributed consists of an interest in an Entity, the preceding sentence shall not apply to the extent that the value of such interest is attributable to the property contributed to such Entity after such interest had been contributed to the Company.

(d) All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Equity Owners to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Equity Owner is allocated any gain from the sale or other disposition of such property.

ARTICLE 10
TRANSFERABILITY

Section 10.1 General.

(a) Except as otherwise specifically provided herein, no Equity Owner shall have the right to Transfer the Equity Owner's Economic Interest.

(b) Each Equity Owner hereby acknowledges the reasonableness of the restrictions on sale and gift of Ownership Interests imposed by this Agreement in view of the Company purposes and the relationship of the Equity Owners. Accordingly, the restrictions on sale and gift contained herein shall be specifically enforceable.

(c) In the event that any Equity Owner pledges or otherwise encumbers any of its Ownership Interest as security for repayment of a liability, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all the terms and conditions of this ARTICLE 10, and the pledging Equity Owner shall provide notice of such pledge or encumbrance to the Managers.

Section 10.2 Right of First Refusal.

(a) A Selling Equity Owner which desires to sell all or any portion of its Ownership Interest to a third party purchaser, including a Member, shall obtain from such third party purchaser ("Third Party Purchaser") a *bona fide* written offer to purchase such interest, stating the terms and conditions upon which the purchase is to be made and the cash consideration offered therefor ("Third Party Offer"). The Selling Equity Owner shall give written notification ("Notice of Sale") to the Company and the other Equity Owners who are Members (the "Remaining Members"), by certified mail or personal delivery, of its intention to so transfer such Ownership Interest (the "Offered Interest"). The Notice of Sale shall be accompanied by a copy of the Third Party Offer.

(b) The Remaining Members shall have the Buy Option to purchase all, but not less than all, of the Offered Interest, on a basis *pro rata* to the Sharing Ratios of the Remaining Members exercising such option pursuant to Section 10.2(a). The Buy Option may be exercised by one or more of the Remaining Members by giving written notification ("Buy Notice") to the Selling Equity Owner within thirty (30) days after receiving the Notice of Sale (the "Option Period"). Each Remaining Member which timely gives a Buy Notice ("Buying Member") shall purchase such portion of the Offered Interest which is equal to the relative Sharing Ratios of all of the Buying Members. If there are no Buying Members, the Buy Option shall terminate and at any time within ninety (90) days following the expiration of the Option Period, the Selling Equity Owner shall be entitled to consummate the sale of the Offered Interest to the Third Party Purchaser or one or more of its Affiliates upon terms no less favorable than are set forth in the Third Party Offer.

(c) If there is at least one Buying Member (i) the Buying Members shall designate the time, date and place of closing, provided that the date of closing shall be within thirty (30) days after the receipt of the Buy Notice, and (ii) at the closing, the Buying Members shall purchase, and the Selling Equity Owner shall sell, the Offered Interest for an amount equal to the Purchase Price and in accordance with such other terms and conditions set forth in the Third Party Offer.

(d) A sale of an Offered Interest pursuant to this Section 10.2, shall be subject to Section 10.3 and Section 10.4.

Section 10.3 Transferee Not Member in Absence of Consent.

(a) Except as provided in this Section 10.3(a), if Members Holding a Two-Thirds Interest (inclusive of the Member(s) proposing to sell) do not approve by unanimous written consent of the proposed sale of the Transferring Equity Owner's Ownership Interest to a transferee which is not a Member immediately prior to the sale, then the proposed transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member. Such transferee shall be merely an Economic Interest Owner. No transfer of a Member's Membership Interest (including any transfer of the Economic Interest or any other transfer which has not been approved as provided herein) shall be effective unless and until written notice (including the name and address of the proposed transferee and the date of such transfer) has been provided to the Company and the non-transferring Members. Notwithstanding anything to the contrary herein, any gift by a Member which is permitted under Section 10.5 and made in accordance with this Section 10.3(a) shall automatically constitute the transferee as a Member.

(b) Upon and contemporaneously with any sale or gift of a Member's Ownership Interest, the Transferring Equity Owner shall cease to have any residual rights associated with the Ownership Interest transferred to the transferee.

Section 10.4 Additional Conditions to Recognition of Transferee.

(a) If a Transferring Equity Owner sells or gifts an Ownership Interest to a Person who is not already a Member, as a condition to recognizing the effectiveness and binding nature of such sale or gift (subject to Section 10.3 above), the remaining Members may require the Transferring Equity Owner and the proposed successor-in-interest to execute, acknowledge and deliver to the Managers such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Managers may deem necessary or desirable to accomplish any one or more of the following:

(i) constitute such successor-in-interest as an Equity Owner;

(ii) confirm that the proposed successor-in-interest as an Economic Interest Owner, or to be admitted as a Member, has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended (whether such Person is to be admitted as a new Member or will merely be an Economic Interest Owner);

(iii) preserve the Company after the completion of such sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(iv) maintain the status of the Company as a partnership for federal tax purposes;

(v) assure compliance with any applicable state and federal laws, including securities laws and regulations; and,

(vi) assure that the Company will not be classified as a publicly traded partnership pursuant to Regulation Section 1.7704-1 (for purposes of this Section 10.4(a)(vi), the Company shall only recognize Transfers if (x) the sum of the percentage interests in Company capital or profits transferred during the Calendar Year do not exceed two percent (2%) of the total interests in the Company's capital or profits or (y) the Transfers are otherwise within one or more of the "secondary-market safe harbors" under Regulation Section 1.7704-1.

(b) Any sale or gift of an Ownership Interest and admission of a Member in compliance with this ARTICLE 10 shall be deemed effective as of the last day of the calendar month in which the remaining Members' consent thereto was given or, if no such consent was required pursuant to Section 10.3, then on such date that the successor in interest complies with Section 10.4(a). The Transferring Equity Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer or purported transfer in violation of this ARTICLE 10.

Section 10.5 Gifts of Ownership Interests. A Gifting Equity Owner may gift all or any portion of its Ownership Interest (without regard to Section 10.2(a) and; provided, however, that the successor-in-interest ("donee")complies with Section 10.4(a) and further provided that the donee is either the Gifting Equity Owner's spouse, former spouse, lineal descendant (including adopted children) or to an Entity in which day-to-day voting control is directly or indirectly held by one or more of the Gifting Equity Owner, or the Gifting Equity Owner's spouse, former spouse, or lineal descendant (including adopted children).

ARTICLE 11
ISSUANCE OF MEMBERSHIP INTERESTS

Section 11.1 Issuance of Additional Membership Interests to New Members. From the date of the formation of the Company, any Person acceptable to the Managers may become a Member in the Company by the issuance by the Company of Membership Interests for such consideration as the Managers shall determine, subject to the terms and conditions of this Agreement.

Section 11.2 Issuance of Additional Membership Interests to Existing Members. From the date of the formation of the Company, the Company may issue additional Membership Interests to one or more existing Members for such consideration as the Managers shall determine, subject to the terms and conditions of this Agreement.

Section 11.3 Part Year Allocations With Respect to New Members. No new Members enrolled after December 31, 2005 shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. In accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder, the Managers may, at his or their option, at the time a Member is admitted, close the Company books (as though the Company's Calendar Year had ended) or make *pro rata* allocations of loss, income and expense deductions to a new Equity Owner for that portion of the Company's Calendar Year in which an Equity Owner became an Equity Owner.

ARTICLE 12
DISSOLUTION AND TERMINATION

Section 12.1 Dissolution.

(a) The Company shall be dissolved only upon the occurrence of any of the following events:

(i) by the written agreement of Members holding a Two-Thirds Interest;

(ii) by an order of a court of competent jurisdiction in an action commenced by any Member in which the Member can show that:

(1) The Members are deadlocked in the management of the Company's affairs, and irreparable injury to the corporation is threatened or being suffered, or the business and affairs of the corporation can no longer be conducted, because of the deadlock;

(2) The Mangers or other Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, or fraudulent;

(3) There have been repeated, material breaches of the Agreement by the Company or by other Members or Managers;

(4) The corporate assets are being misapplied or wasted, or

(5) Upon the expiration of the term, if any, specified in Section 2.5 of this Agreement.

(6) Notwithstanding anything to the contrary in the Act, the Company shall not be dissolved upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of an Equity Owner.

(b) As soon as possible following the occurrence of any of the events specified in Section 12.1(a) effecting the dissolution of the Company, the appropriate representative of the Company shall execute all documents required by the Act at the time of dissolution and file or record such statements with the appropriate officials.

Section 12.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until winding up and Distribution is completed.

Section 12.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managers shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Managers shall

(i) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent that the Managers may determine to Distribute in kind any assets to the Equity Owners)

(ii) Allocate any Profit or Loss resulting from such sales to the Equity Owners' Capital Accounts in accordance with ARTICLE 9 hereof;

(iii) Discharge all liabilities of the Company, including liabilities to Equity Owners who are also creditors, to the extent otherwise permitted by law, other than liabilities to Equity Owners for Distributions and the return of capital, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Equity Owners, the amounts of such Reserves shall be deemed to be an expense of the Company);

(iv) Distribute the remaining assets to the Equity Owners in accordance with their positive Capital Account balances, as follows:

(1) The positive balance (if any) of each Equity Owner's Capital Account (as determined after taking into account all

Capital Account adjustments for the Company's Calendar Year during which the liquidation occurs) shall be Distributed to each Equity Owner, either in cash or in kind, as determined by the Managers, with any assets Distributed in kind being valued for this purpose at their fair market value. Any such Distributions to the Equity Owners in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations.

(2) If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Equity Owners shall be adjusted pursuant to the provisions of ARTICLE 9 and Section 8.3 of this Agreement to reflect such deemed sale.

It is intended that the amount to be Distributed to each Equity Owner under this Section 12.3(b)(iv) (the "Liquidating Distribution") will equal the amount each Equity Owner would receive if liquidation proceeds were instead Distributed in accordance with the provisions set forth in Section 9.4 (the "Targeted Distribution Amounts"). Notwithstanding any provision of this Agreement to the contrary, if an Equity Owner's ending Capital Accounting balance immediately before the Liquidating Distribution would otherwise be less than the balance required to ensure that the Equity Owner receives his or her Targeted Distribution Amount, then, for the Calendar Year of liquidation and dissolution and, to the extent amended tax returns can be filed, for prior Calendar Years of the Company (if necessary), the Equity Owner shall be specially allocated items of income or gain for the current or prior years, and items of loss or deduction for the current or prior years shall be specially allocated to the other Equity Owners, until Profits or Losses for the year of liquidation and dissolution of the Company can be allocated so as to cause the Equity Owner's Liquidating Distribution to equal (or approximate as closely as possible) his or her Targeted Distribution Amount.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Equity Owner has a Deficit Capital Account (after giving effect to all contributions, Distributions, allocations and other Capital Account adjustments for all Calendar Years, including the year during which such liquidation occurs), such Equity Owner shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Equity Owner to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and Distribution of the assets, the Company shall be deemed terminated.

(e) The Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final Distribution of its assets.

Section 12.4 Filing or Recording Statements. Upon the conclusion of winding up, the appropriate representative of the Company shall execute all documents required by the Act at the time of completion of winding up and file or record such statements with the appropriate officials.

Section 12.5 Return of Contribution Nonrecourse to Other Equity Owners. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Equity Owner shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Equity Owners, such Equity Owners shall have no recourse against any other Equity Owner.

ARTICLE 13
[RESERVED]

ARTICLE 14
MISCELLANEOUS PROVISIONS

Section 14.1 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by telecopy or facsimile transmission, delivered by messenger or overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the Equity Owner's and/or Company's address, as set forth on Exhibit 8. Such notice shall be effective, (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by telecopy or facsimile transmission, upon confirmation of receipt (or if the date of such confirmation of receipt is not a business day, upon the next business day); or (c) if mailed, upon the earlier of three (3) business days after deposit in the mail and the delivery as shown by return receipt therefor. Any Equity Owner or the Company may change its address by giving notice in writing to the Company and the other Equity Owners of its new address.

Section 14.2 Books of Account and Records. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Managers, in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. Such books and records shall be maintained as provided in Section 9.10. The books and records shall at all times be maintained at the principal executive office of the Company and shall be open to the reasonable inspection and examination of the Equity Owners or their duly authorized representatives during reasonable business hours.

Section 14.3 Application of State Law. This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State, and specifically the Act.

Section 14.4 [Reserved].

Section 14.5 Amendments. This Agreement may be amended only with the written agreement of Members holding a Two-Thirds Interest. No amendment which has been agreed to in accordance with the preceding sentence shall be effective to the extent that such amendment has a Material Adverse Affect upon one or more Equity Owners who did not agree in writing to such amendment. For purposes of the preceding sentence, "Material Adverse Effect" shall mean any modification of the relative rights to Distributions by the Company (including allocations of Profits and Losses which are reflected in the Capital Accounts). Without limiting the generality of the foregoing: an amendment which has a proportionate effect on all Equity Owners (or in the case of a redemption of Ownership Interests or issuance of additional Ownership Interests, an amendment which has a proportionate effect on all Equity Owners immediately after such redemption or issuance) with respect to their rights to Distributions shall be deemed to not have a Material Adverse Affect on Equity Owners who do not agree in writing to such amendment. Notwithstanding the foregoing provisions of this Section 14.5, no amendment shall be made to a provision herein which requires the vote, approval or consent of the Members holding more than a Two-Thirds Interest, unless Members holding such greater Voting Interests approve of such amendment.

Section 14.6 Execution of Additional Instruments. Each Equity Owner hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 14.7 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 14.8 Effect of Inconsistencies with the Act. It is the express intention of the Equity Owners and the Company that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members and the Company hereby agree that the duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Equity Owners, notwithstanding any provision of the Act or common law to the contrary.

Section 14.9 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 14.10 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 14.11 Attorneys' Fees. Should the Company or any party to this Agreement reasonably retain counsel for the purpose of enforcing or preventing breach of any provision of this Agreement, including but not limited to instituting any action or proceeding to enforce any provision of this Agreement, for damages by reasons of any alleged breach of any provision of this Agreement, for damages by reason of any alleged breach of any provision of this Agreement, for a declaration of such party's rights or obligations under this Agreement or for any other judicial remedy, then, if the matter settled by judicial determination or arbitration, the prevailing party (whether at trial, on appeal, or arbitration) shall be entitled, in addition to such other relief as may be granted, to be reimbursed by the losing party for all costs and expenses incurred, including, but not limited to, reasonable attorneys' fees and costs for services rendered to the prevailing party.

Section 14.12 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Without limiting the generality of the foregoing sentence, to the extent that any provision of this Agreement is prohibited or ineffective under the Act or common law, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act or common law.

Section 14.13 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

Section 14.14 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

Section 14.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 14.16 [Reserved].

Section 14.17 Power of Attorney. Each Equity Owner hereby irrevocably makes, constitutes and appoints the Managers, with full power of substitution, so long as such Managers are acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Equity Owner's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a) all amendments of this Agreement adopted in accordance with the terms hereof;

(b) all documents which the Managers deem necessary or desirable to effect the dissolution and termination of the Company;

(c) all such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company or to comply with applicable securities laws; and

(d) all instruments, documents and certificates which the Managers deem necessary or desirable in connection with a Reorganization which has been authorized in accordance with the terms of this Agreement.

This power of attorney shall not be affected by and shall survive the bankruptcy, insolvency, death, incompetency, or dissolution of an Equity Owner and shall survive the delivery of any assignment by the Equity Owner of the whole or any portion of its Ownership Interest. Each Equity Owner hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Equity Owners, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 14.17.

Section 14.18 JURY TRIAL. MEMBER HEREBY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY MEMBER, AND MEMBER ACKNOWLEDGES THAT THE COMPANY HAS NOT MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN

ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MEMBER FURTHER ACKNOWLEDGES THAT MEMBER HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF ALL WAIVERS THAT MAY BE CONTAINED HEREIN BY INDEPENDENT LEGAL COUNSEL, SELECTED BY MEMBER, AND THAT MEMBER HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

Section 14.19 Arbitration. In the event a dispute arises as to the proper interpretation or application of any of the terms and provisions of this Agreement which the parties are unable to resolve after thirty (30) days, the parties agree to submit the matter in dispute to arbitration in accordance with the rules of the American Arbitration Association then in effect, and further agree that judgment on the arbitration award may be entered in any court of competent jurisdiction.

CERTIFICATE

The undersigned hereby agree, acknowledge and certify that the foregoing Agreement, constitutes the Agreement of Bayhorse Holdings, LLC adopted by the Equity Owners.

Bayhorse Holdings, LLC, a Utah limited liability company

By:______________________________
Larry F. Manikowski, Manager

MEMBERS:

____
Name Date

____
Name Date

____
Name Date

____
Name Date

EXHIBIT 8

MEMBERS:

INVESTOR	AMOUNT INVESTED	SHARING RATIO

3431792_2.DOC

EXHIBIT 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Bayhorse Holdings, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Dear Sirs:

____________________ ("Subscriber") hereby subscribes for the purchase of Membership Interests in Bayhorse Holdings, LLC, a Utah limited liability company (the "Company"), for a total purchase price of _____________ dollars ($_________) payable in cash with this Subscription Agreement. The term "Membership Interests" is defined in the Company's Regulation A Offering Statement on SEC Form 1-A (the "Offering Statement"). The cash amounts accompanying this Subscription Agreement are being paid by a cashier's or certified check or by wire transfer into the Company's account(s).

Subscriber understands that this Subscription Agreement is not effective until Company accepts it.

In addition, the Company and Subscriber agree as follows:

1. ***Irrevocable***. This Subscription Agreement is irrevocable and may not be withdrawn.

2. ***Acceptance***. This Subscription Agreement is not effective until accepted by the Company and may be rejected at the sole discretion of the Company. If not accepted by the Company within ten (10) days from the date hereof, this Subscription Agreement shall be deemed rejected and the Company shall promptly return to Subscriber, at the address stated below, all funds relating to this Subscription Agreement without interest. Upon acceptance by the Company, this Subscription Agreement shall constitute a legal and binding obligation on both Subscriber's part and the part of the Company.

3. ***Issuance of Interest; Forfeiture for Non-Payment***. Upon acceptance of this Subscription Agreement for the Membership Interests, the Company shall issue on its books to Subscriber the Membership Interests being purchased under this Subscription Agreement.

4. ***Representations of Subscriber***. Subscriber represents, warrants and covenants to the Company as follows:

a. Subscriber hereby acknowledges receipt of a copy of the Offering Statement relating to the offering of up to $2,000,000 of Membership Interests of the Company.

b. Subscriber has carefully read the Offering Statement and fully understands all matters set forth therein and in this Subscription Agreement.

c. Subscriber had and continues to have an opportunity (i) to question, and to receive information from the Managers of the Company, concerning the offering of Membership Interests and concerning the Company and (ii) to obtain any and all additional information necessary to verify the accuracy of the information contained in the Offering Statement (and any amendments, supplements, or appendices thereto), or any other supplemental information which Subscriber deems relevant to making an informed investment decision as to participation in the offering, provided that the Company possesses such information or can acquire it without unreasonable effort or expense.

d. Subscriber is purchasing the Membership Interests for Subscriber's own account, for investment and with no view to the resale or distribution thereof.

e. Subscriber understands that any transfer or other disposition of the Membership Interests is subject to restrictions set forth in the Operating Agreement of the Company. Any certificates or other documents which may be issued representing the Membership Interests may be endorsed with a legend concerning these transfer restrictions.

f. Subscriber understands that, as provided in the Operating Agreement of the Company, Subscriber may not take any action which would have the effect of converting the tax status of the Company from its treatment as a partnership.

g. The representations, warranties and covenants herein contained are made and given by Subscriber to induce the Company to sell and issue the Membership Interests to Subscriber, and each representation, warranty and covenant constitutes a material portion of the consideration therefor.

5. ***Operating Agreement***. Concurrently with the execution of this Subscription Agreement, Subscriber is signing and providing to the Company a signature page by which Subscriber will become a party to the Operating Agreement of the Company as currently in effect.

6. ***No Assignment; Amendments; Governing Law***. Rights and duties under this Subscription Agreement may not be assigned or delegated. This Subscription Agreement may only be modified with the written consent of the Company. It shall be governed by and interpreted in accordance with the laws of the State of Utah.

Date:__________________

____
Signature of Individual Subscriber

____
Name of Subscriber if an entity
By:____________________________
(signature)
Name:__________________________
Title:__________________________

SUBSCRIBER:

____
Name (Please Print)

____
Address

____
City State Zip

ACCEPTED as to $_________ of
Membership Interests

____

By: BAYHORSE HOLDINGS, LLC
Name: ______________________
Title: ______________________
Date: ______________________

____
Telephone No.

____
Social Security No.

____
Taxpayer Identification Number

3435916_2.DOC

EXHIBIT 10(b)

CONSENT OF
HOLLAND & HART LLP
(included in Exhibit 11)

EXHIBIT 11

OPINION OF
HOLLAND & HART LLP

HOLLAND&HART LLP
THE LAW OUT WEST

December 19, 2005

Bayhorse Holdings, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Bayhorse Holdings, LLC (the "Company") of an Offering Statement on Form 1-A (the "Offering Statement") with the United States Securities and Exchange Commission to qualify the offering of up to $2,000,000 of limited liability company membership interests (the "Interests").

In connection with this opinion, we have examined the Offering Statement and related Offering Circular, the Company's Articles of Organization and Operating Agreement, as amended to date, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

We have reviewed all applicable Utah Constitutional and statutory provisions under Utah law, and all reported judicial decisions interpreting these provisions in rendering this opinion.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Interests when issued will be validly issued, fully paid and nonassessable under Utah law.

We consent to the filing of this opinion as an exhibit to the Offering Statement.

Sincerely,

Holland & Hart LLP

3462366_2.DOC

Holland & Hart LLP
Phone [801] 595-7800 Fax [801] 364-9124 www.hollandhart.com
60 East South Temple Suite 2000 Salt Lake City, UT 84111
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